SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Unaudited Consolidated Financial Statements For the nine -month period ended March 31, 2006 and 2005.

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera

y Agropecuaria

For the nine-month periods ended March 31, 2006 and 2005

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Name of the Company:	Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria

Legal Address:	Moreno 877, 23rd Floor
Ciudad Autónoma de Buenos Aires

Principal Activity:	Agriculture, livestock and real-estate

Financial Statements for the nine-month period

ended March 31, 2006 presented in

comparative form with the previous year and

with the same period of the previous year.

Financial period No. 71 started on July 1, 2005

DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

Of the by-laws:	February 19, 1937

Of the latest amendment:	June 2, 1997

Duration of the Company:	June 6, 2082

Information on controlled companies in Note 2 to the consolidated Financial Statements

CAPITAL STATUS ( Note 3 of basic financial statements)

SHARES

Type of stock	Authorized Pesos	Subscribed Pesos	Paid-in Pesos
Ordinary certified shares of Ps.1 face value and 1 vote each	176,199,596	176,199,596	176,199,596

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Balance Sheet as of March 31, 2006 and 2005 and June 30, 2005

	March 31, 2006 (Notes 1, 2 and 3) Pesos	June 30, 2005 (Notes 1, 2 and 3) Pesos	March 31, 2005 (Notes 1, 2 and 3) Pesos
ASSETS
Current Assets
Cash and banks (Note 4.a.)	10,046,193	14,468,151	18,332,689
Investments (Note 4.b.)	7,896,475	59,978,002	100,660,590
Trade accounts receivable (Note 4.c.)	8,696,345	9,788,312	6,239,368
Other receivables (Note 4.d.)	17,892,670	22,214,019	15,917,702

Inventories (Note 4.e.)	50,714,748	46,293,640	47,076,758

Total current assets	95,246,431	152,742,124	188,227,107

Non-current assets
Other receivables (Note 4.d.)	15,093,109	6,480,334	5,277,421
Inventories (Note 4.e.)	60,787,150	53,223,179	55,078,987
Investments on controlled and related companies (Note 4.b.)	320,377,323	289,391,269	303,368,115
Other investments (Note 4.b.)	86,946,920	105,508,513	106,604,680
Fixed assets, net (Schedule A)	219,686,357	166,497,596	158,061,206

Subtotal Non-Current Assets	702,890,859	621,100,891	628,390,409

Goodwill (Note 4.b.)	(17,023,514)	(30,430,822)	(43,320,138)

Total Non-Current Assets	685,867,345	590,670,069	585,070,271

Total Assets	781,113,776	743,412,193	773,297,378

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 4.f.)	22,571,638	17,894,529	11,213,357
Loans (Note 4.g.)	37,336,082	11,499,782	26,199,626
Salaries and social security payable (Note 4.h.)	1,294,282	1,748,138	1,066,091
Taxes payable (Note 4.i.)	2,052,600	20,203,393	23,578,691
Other debts (Note 4.j.)	2,874,729	14,634,298	15,560,123

Total Debts	66,129,331	65,980,140	77,617,888

Total current liabilities	66,129,331	65,980,140	77,617,888

Non-current liabilities
Trade accounts payable (Note 4.f.)	981,422	—	—
Taxes payable (Note 4.i.)	50,572,947	39,285,385	35,485,840
Loans (Note 4.g.)	109,201,097	114,693,553	115,881,389
Other debts (Note 4.j.)	434,309	1,000	1,000
Provisions (Schedule E)	106,570	104,198	38,327

Total Non-current liabilities	161,296,345	154,084,136	151,406,556

Total Liabilities	227,425,676	220,064,276	229,024,444

Minority interest	320,465	276,947	355,930

SHAREHOLDERS’ EQUITY	553,367,635	523,070,970	543,917,004

Total Liabilities and Shareholders’ Equity	781,113,776	743,412,193	773,297,378

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Income

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

	March 31, 2006 (Notes 1, 2 and 3) Pesos	March 31, 2005 (Notes 1, 2 and 3) Pesos
Sales
Crops	31,649,131	15,030,047
Beef cattle	25,011,983	27,112,319
Milk	5,862,005	2,217,786
Feed Lot	1,782,828	1,762,486
Others	4,450,432	3,749,554

Total Sales	68,756,379	49,872,192

Cost of sales (Schedule F)
Crops	(22,565,103)	(11,777,221)
Beef cattle	(20,715,275)	(22,159,509)
Milk	(3,323,002)	(1,068,897)
Feed Lot	(1,498,624)	(1,601,788)
Others	(1,850,086)	(886,014)

Total cost of sales	(49,952,090)	(37,493,429)

Gross profit	18,804,289	12,378,763

Selling expenses (Schedule H)	(5,974,705)	(3,926,394)
Administrative expenses (Schedule H)	(6,348,710)	(4,779,496)
Net gain on sale of farms	9,897,186	7,657,269
Gain from inventory holding (Schedule F)	2,296,228	9,321,932

Operating income	18,674,288	20,652,074

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	10,668,341	(4,766,644)
Interest income	311,933	418,596
Doubtful Accounts (Schedule E)	(25,083)	2,826
Tax on banking debits and credits	(1,283,625)	(1,096,727)
Gain on sale of Convertible Notes	14,872,000	68,754,172
Interest on Notes	6,239,486	7,994,072
Others	1,922,446	229,913

	32,705,498	71,536,208

Generated by liabilities:
Reference stabilization index (CER)	(17,996)	(2,396)
Interest paid	41,386	(99,837)
Financial expenses:
Interest on Convertible Notes (Note 7)	(6,534,054)	(7,419,382)
Others	(1,783,438)	(1,737,116)
Exchange differences and discounts	(9,191,889)	1,892,887

	(17,485,991)	(7,365,844)

Other income and expenses, net
Gains from other fixed assets sales	34,468	36,281
Others	(17,528)	(3,352,530)
Shareholders’ personal assets tax and miscellaneous	(1,352,988)	—

	(1,336,048)	(3,316,249)

Income from related companies	11,459,724	20,861,453
Management fee	(2,600,512)	(6,905,699)

Net Income before income tax and minority interest	41,416,959	95,461,943

Income tax expense	(18,176,414)	(33,420,169)
Minority interest	136,482	109,521

Net income for the period	23,377,027	62,151,295

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flows

For the nine-month periods beginning on July 1, 2005 and 2004 and ended March 31, 2006 and 2005

	March 31, 2006 (Notes 1, 2 and 3) Pesos	March 31, 2005 (Notes 1, 2 and 3) Pesos
Changes in cash and cash equivalents

Cash and cash equivalents at the beginning of the period	67,462,547	13,138,533
Cash and cash equivalents at the end of the period	10,836,971	112,792,891

Net (decrease) increase in cash and cash equivalents	(56,625,576)	99,654,358

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	23,377,027	62,151,295
Accrued interest	7,092,959	7,319,715
Income tax	18,176,414	33,420,169

Adjustments made to reach net cash flow from operating activities
Income from interest in related companies	(11,459,724)	(20,861,453)
Minority interest	(136,482)	(109,521)
Increase in allowances, provisions and accruals	8,523,343	9,108,206
Depreciation	3,515,509	2,633,851
Gain from inventory holdings	(2,296,228)	(9,321,932)
Financial results	(5,185,619)	(7,078,085)
Gain on sale of Convertible Notes	(14,872,000)	(68,754,172)
Gain from sale of fixed assets	(9,931,654)	(7,693,550)

Changes in operating assets and liabilities
Decrease in current investments	5,800,768	2,693,282
Decrease (Increase) in trade accounts receivable	1,066,967	(881,684)
(Increase) Decrease in other receivables	(1,236,566)	5,412,245
Increase in inventories	(10,187,085)	(13,298,610)
Decrease in social security payables, taxes payable and advances from customers	(25,496,535)	(3,184,669)
Decrease in trade accounts payable	(7,469,690)	(1,832,153)
Dividends collected	988,307	1,011,469
Increase in other debts	47,934	1,964,862

Cash flows applied to operating activities	(19,682,355)	(7,300,735)

Investment activities
Decrease in non-current investments	—	93,528,147
Increase in interest in related companies	(4,034,772)	(6,349,709)
Acquisition and upgrading of fixed assets	(49,574,732)	(8,978,683)
Collection of receivables from sale of fixed assets	5,736,964	1,127,138
Sale of fixed assets	9,870,951	8,572,815

Cash flows (applied to) provided by investment activities	(38,001,589)	87,899,708

Financing activities
Capital contributions from minority shareholders	180,000	400,000
Exercise of Warrants	8,649,027	10,605,734
Effective incentive plan	—	240,000
Dividends payment	(10,000,000)	(3,000,000)
Increase in financial loans	33,455,667	44,356,365
Decrease in financial loans	(14,712,326)	(33,546,714)
Decrease in other liabilities	(16,514,000)	—

Cash flows provided by financing activities	1,058,368	19,055,385

Net (decrease) increase in cash and cash equivalents	(56,625,576)	99,654,358

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	498,234	646,712
Increase in other receivables by sale of fixed assets	8,572,080	8,077,546
Increase in fixed assets by increase in other liabilities	7,160,617	—
Decrease in other liabilities by decrease in fixed assets	2,055,200	—
Repayment of financial loans through issue of stock by exercise of conversion right	13,427,766	8,751,779

Complementary information
Interest paid	6,534,054	5,119,411
Income tax expense paid	27,564,661	562,791

The accompanying notes and schedules are an integral part of the consolidated financial statements

Eduardo S. Elsztain
Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements

For the nine-month periods ended March 31, 2006 and 2005

NOTE 1: BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

As a consequence of the application of General Resolutions No. 368/01, 434/03, 441/03 and 459/04 of the Comisión Nacional de Valores (C.N.V.), which require that consolidated Financial Statements be presented as established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.), the Balance Sheet as of March 31, 2006 and 2005 and the Statements of Income and the Statements of Cash Flows for the nine-month periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares for investments in which it has joint control. (see Note 1.b and 1.c to the basic financial statements).

The Company applies Technical Resolution No. 21 as concerns the proportional consolidation with Cactus Argentina S.A. on a 50% basis on account of the joint control held, and applied the same percentage for elimination of balances existing between them.

The financial statements as of March 31, 2006 and 2005 of the subsidiary companies Inversiones Ganaderas S.A., Futuros y Opciones.Com S.A. and Agropecuaria Cervera S.A. (at March 31, 2006) and Cactus Argentina S.A. as of March 31, 2006 and 2005 have been used in order to determine the investment at its equity value, line by line consolidation and proportional consolidation, respectively.

For purposes of comparability, reclassifications have been made on the information as of March 31, 2005.

These Financial Statements and the corresponding notes and schedules are presented in Argentine Pesos.

NOTE 2: CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table.

COMPANY	CRESUD PERCENTAGE OF VOTING SHARES OWNED	CONSOLIDATED PERCENTAGE OF VOTING SHARES OWNED
Inversiones Ganaderas S.A.	99.99	99.99
Futuros y Opciones.Com S.A.	70.00	70.00
Agropecuaria Cervera S.A.	90.00	99.99	(*)

JOINT CONTROL
Cactus Argentina S.A.	50.00	50.00

(*)	Includes Interests in Participations of Inversiones Ganaderas S.A.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiary Companies mentioned in Note 2. have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 2. of the basic financial statements.

High relevant valuation and disclosed criteria applied in preparing the financial statements of Agropecuaria Cervera S.A. (ACER) and not explained in the valuation criteria note of the holding company are as follows:

Valuation criteria - fixed assets

The tree plantations included in the caption have been valued at replacement cost in accordance with the Tree Plantation Increase Report made in December 2003 by a forestry expert at the request of ACER previous shareholders.

Tree plantations have been transferred from inventories as ACER has no intention of sell it but to use it in the production process.

ACER former board of directors based on such report as well as on own estimates accepted the value of Ps. 4,320,000 and recorded an equal amount in other reserves in shareholders equity.

ACER’s current board of directors and shareholders will reestimate the above mentioned valuation considering the application of current accounting standards.

Other considerations – concessions granted

Among other goods and rights ACER has the concession planning an execution of an integral development project including biological, economy and social issues on several real estates located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under resolution No. 190/99 and bidding No. 58/98 of the Ministry of Production and Employment.

Such concession was granted for a 35 year term with a postponement option of 29 additional years by ACER.

Among other obligations ACER has to invest Ps 16 million in agriculture, cattle farming, hydraulic resources, continuing education, forestry development, forest planting, fauna, natural reserve and eco-tourism, and has to pay an annual US$ 60,000 cannon to the province of Salta to be paid as from the 20th year as from the commencement of the concession.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

NOTE 4: Details of consolidated balance sheet and consolidated statement of income accounts

a.	Cash and banks

	March 31,	June 30,	March 31,
	2006	2005	2005
	Pesos	Pesos	Pesos
Cash	65,976	31,983	42,174
Foreign currency (Schedule G)	90,010	76,607	77,370
Local currency checking account	1,227,017	2,022,467	343,824
Foreign currency checking account (Schedule G)	8,218,713	3,897,430	6,331,295
Local currency saving account	28,197	17,505	15,115
Foreign currency saving account (Schedule G)	6,357	8,026,165	11,252,686
Checks to be deposited	409,923	395,994	270,225

	10,046,193	14,468,151	18,332,689

b.	Investments and Goodwill

	March 31,	June 30,	March 31,
	2006	2005	2005
	Pesos	Pesos	Pesos
Investment
Investment (Schedule C and G)	7,896,475	59,978,002	100,660,590

	7,896,475	59,978,002	100,660,590

Investment
Investment from related companies (Schedule C)	320,377,323	289,391,269	303,368,115

	320,377,323	289,391,269	303,368,115

Other investments
Other investments (Schedule C and G)	86,946,920	105,508,513	106,604,680

	86,946,920	105,508,513	106,604,680

Goodwill
Goodwill (Schedule C)	(17,023,514)	(30,430,822)	(43,320,138)

	(17,023,514)	(30,430,822)	(43,320,138)

c.	Trade accounts receivable

	March 31,	June 30,	March 31,
	2006	2005	2005
	Pesos	Pesos	Pesos
Current
Accounts receivable in local currency	8,825,022	8,771,084	5,483,423
Less:
Allowance for doubtful accounts (Schedule E)	(356,214)	(386,344)	(370,709)
Accounts receivable in foreign currency (Schedule G)	181,491	1,010,091	1,061,542
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	46,046	393,087	65,112
IRSA Inversiones y Representaciones S.A.	—	394	—

	8,696,345	9,788,312	6,239,368

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

NOTE 4: (Continued)

d.	Other receivables

	March 31,	June 30,	March 31,
	2006	2005	2005
	Pesos	Pesos	Pesos
Current
Prepaid leases	125,465	6,512,492	165,910
Tax on Minimum Presumed Income (Note 2.p.)	7,425,960	54,872	38,006
Guarantee deposits and premiums (Schedule G)	1,564,245	2,675,032	1,951,565
Secured by mortgage (Schedule G)	3,141,226	8,217,166	8,164,858
Prepaid expenses	692,671	2,125,903	989,895
Gross sales tax credit	3,816	—	—
Tax prepayments (net of accrual)	3,890,413	1,945,005	2,946,290
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A.	185,390	166,104	681,982
IRSA Inversiones y Representaciones S.A.	1,331	—	—
Agro-Uranga S.A.	160,609	39,993	694,981
Credits to employees	75,818	36,582	41,801
Directors	10,940	—	—
Others	614,786	440,870	242,414

	17,892,670	22,214,019	15,917,702

Non-current
Prepaid leases	—	75,915	75,916
Tax prepayments	5,672,316	6,328,177	5,080,327
Secured by mortgage (Schedule G)	8,254,430	—	—
Tax on Minimum Presumed Income	82,006	60,818	72,849
Deferred tax	74,374	14,874	44,044
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Credits to employees	—	—	3,385
Cactus Argentina S.A.	9,814	—	—
Alto Palermo S.A. (Schedule G)	686,996	—	—
IRSA Inversiones y Representaciones S.A.	176,656	—	—
Others	136,517	550	900

	15,093,109	6,480,334	5,277,421

e.	Inventories

	March 31,	June 30,	March 31,
	2006	2005	2005
	Pesos	Pesos	Pesos
Current
Livestock	13,609,916	15,152,813	13,364,281
Crops	14,800,090	24,930,778	12,077,749
Unharvested crops	18,025,519	826,336	17,777,895
Seeds and fodder	294,515	319,169	500,487
Materials and others	3,361,494	4,617,843	2,779,406
Advances to suppliers	623,214	446,701	576,940

	50,714,748	46,293,640	47,076,758

Non-Current
Livestock	60,787,150	53,223,179	55,078,987

	60,787,150	53,223,179	55,078,987

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

NOTE 4: (Continued)

f.	Trade accounts payable

	March 31, 2006 Pesos	June 30, 2005 Pesos	March 31, 2005 Pesos

Current
Suppliers in local currency	5,361,413	3,870,091	4,351,058
Suppliers in foreign currency (Schedule G) (1)	9,806,871	6,611,576	2,315,281
Interest to be accrued (Schedule G) (2)	(272,250)	—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	105,180	5,445	6,777
Alto City.Com. S.A.	900	—	298
Alto Palermo S.A.	60,409	193,053	74,664
IRSA Inversiones y Representaciones S.A.	—	43,822	159,268
Cactus Argentina S.A.	223,455	11,953	206,902
Estudio Zang, Bergel & Viñes	191,597	34,297	76,847
Fundación IRSA	1,900,000	1,900,000	1,177,988
Directors	—	—	2,159
Accrual for other expenses (Schedule G)	4,517,773	5,075,352	2,513,471
Short- term debts	23,510	98,479	—
Accrual for harvest expenses	652,780	50,461	328,644

	22,571,638	17,894,529	11,213,357

Non-Current
Accrual for other expenses (Schedule G)	981,422	—	—

	981,422	—	—

(1)	Includes as of March 31, 2006 U$S 2,500,000 for the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage. See note 11
(2)	Corresponds to the liability mentioned in (1).

g.	Loans

	March 31, 2006 Pesos	June 30, 2005 Pesos	March 31, 2005 Pesos
Current
Local financial loans (Note 16)	34,014,572	10,315,556	22,554,698
Convertible Notes 2007 Interest payable (Schedule G)	1,602,388	476,343	1,468,115
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	1,715,992	706,891	2,173,764
Directors	3,130	992	3,049

	37,336,082	11,499,782	26,199,626

Non-Current
Convertible Notes 2007 third parties (Schedule G)	53,022,519	45,815,657	47,189,423
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	56,776,844	69,934,463	69,870,974
Directors	103,555	98,100	98,011
Convertible Notes 2007 expenses	(701,821)	(1,154,667)	(1,277,019)

	109,201,097	114,693,553	115,881,389

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

NOTE 4: (Continued)

h.	Salaries and social security payable

	March 31, 2006 Pesos	June 30, 2005 Pesos	March 31, 2005 Pesos
Current
Accrual for vacation and statutory annual bonus	1,091,873	1,423,925	874,254
Social security taxes payable	147,545	224,914	114,964
Salaries payable	32,622	81,488	53,422
Health care payable	12,856	7,185	12,180
Others	9,386	10,626	11,271

	1,294,282	1,748,138	1,066,091

i.	Taxes payable

	March 31, 2006 Pesos	June 30, 2005 Pesos	March 31, 2005 Pesos
Current
Accrual for income tax	153,632	24,772,007	24,289,677
Advances to Income tax	—	(5,148,500)	(2,651,051)
Tax on Minimum Presumed Income	64,350	70,508	68,773
Value added tax	43,781	—	6,755
Property tax payable	216,721	86,960	80,182
Taxes withheld for income tax	105,850	165,166	68,995
Gross sales tax payable	86,864	215,145	80,846
Taxes withheld-Gross sales tax payable	4,397	—	—
Taxes withheld-Value added tax payable	30,757	41,215	10,036
Others	1,346,248	892	1,624,478

	2,052,600	20,203,393	23,578,691

Non-current
Deferred tax	50,572,947	39,285,385	33,961,761
Tax on Minimum Presumed Income	—	—	1,524,079

	50,572,947	39,285,385	35,485,840

j.	Other debts

	March 31, 2006 Pesos	June 30, 2005 Pesos	March 31, 2005 Pesos
Current
Security transactions payable (Schedule G)	—	4,180,593	—
Advances from customers (Schedule G)	—	2,055,200	7,889,200
Management fees accrual	2,600,512	8,239,263	6,905,699
Other income to be accruted	40,623	—	—
Loan to FYO minority shareholders	134,196	134,196	134,196
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Directors	32,400	3,393	—
Cactus Feeders Inc.	46,502	1,268	513,253
Others	20,496	20,385	117,775

	2,874,729	14,634,298	15,560,123

Non-current
Other income to be accruted	433,309	—	—
Guarantee deposit	1,000	1,000	1,000

	434,309	1,000	1,000

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

NOTE 5:

a) Assets based on their estimated collection term (in pesos)

Based on their estimated collection term	Current and non-current Investment			Trade accounts receivable			Other receivables
	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005
1st quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
3rd quarter 2005/2004 financial period	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004 financial period	—	—	3,338,226	—	—	6,214,368	—	—	3,748,270
1st quarter 2006/2005 financial period	—	—	—	—	9,787,593	—	—	9,655,284	8,172,640
2nd quarter 2006/2005 financial period	—	1,078,320	—	—	—	—	—	1,388,408	646,991
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	4,115,610	825
4th quarter 2006/2005 financial period	2,604,146	—	—	8,548,703	—	—	5,400,453	5,324	3,385
1st quarter 2007/2006 financial period	—	—	—	—	—	—	2,838,966	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	8,007,137	—	25,582
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	547,723	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	10,128	—	—
1st quarter 2008/2007 financial period	—	105,487,796	—	—	—	—	2,180,582	—	—
2nd quarter 2008/2007 financial period	86,166,588	—	106,583,963	—	—	—	10,128	—	—
3rd quarter 2008/2007 financial period	—	—	—	—	—	—	437,517	—	—
4th quarter 2008/2007 financial period	—	—	—	—	—	—	10,128	—	—
1st quarter 2009/2008 financial period	—	—	—	—	—	—	2,174,871	—	—
2nd quarter 2009/2008 financial period	—	—	—	—	—	—	1,964	—	—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,744,050	—	—
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,743,066	—	—
Overdue	—	—	—	—	—	25,000	—	—	—
With no stated current term	5,292,329	58,899,682	97,322,364	147,642	719	—	1,098,391	7,049,393	3,348,976
With no stated non-current term	780,332	20,717	20,717	—	—	—	6,780,675	6,480,334	5,248,454

Total	94,843,395	165,486,515	207,265,270	8,696,345	9,788,312	6,239,368	32,985,779	28,694,353	21,195,123

b) Assets classified according to their interest rate (in pesos)

Interest rate that they accrue	Current and non-current Investment			Trade accounts receivable			Other receivables
	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005
At fixed interest rate	86,166,588	105,487,796	106,583,964	—	—	—	11,111,155	8,095,402	8,143,356
At variable interest rate	5,292,328	58,899,682	94,877,040	—	—	—	2,449,378	2,314,696	910,592
Non-interest bearing	3,384,479	1,099,037	5,804,266	8,696,345	9,788,312	6,239,368	19,425,246	18,284,255	12,141,175

Total	94,843,395	165,486,515	207,265,270	8,696,345	9,788,312	6,239,368	32,985,779	28,694,353	21,195,123

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

NOTE 5: (Continued)

Liabilities based on their estimated payment term:

Based on their estimated payment term	Trade accounts payable			Loans			Salaries and social security payable
	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005
1st quarter 2005/2004	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004	—	—	—	—	—	—	—	—	—
3rd quarter 2005/2004	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004	—	—	11,213,357	—	—	16,086,293	—	—	507,601
1st quarter 2006/2005	—	12,623,191	—	—	10,315,556	10,113,333	—	1,721,673	558,490
2nd quarter 2006/2005	—	4,308,000	—	—	1,184,226	—	—	6,583	—
3rd quarter 2006/2005	—	—	—	—	—	—	—	19,882	—
4th quarter 2006/2005	15,258,186	—	—	3,321,510	—	—	458,460	—	—
1st quarter 2007/2006	7,277,500	—	—	13,398,902	—	—	588,579	—	—
2nd quarter 2007/2006	—	—	—	—	—	—	72,719	—	—
3rd quarter 2007/2006	—	—	—	—	—	—	174,524	—	—
4th quarter 2007/2006	—	—	—	—	—	—	—	—	—
1st quarter 2008/2007	—	—	—	—	114,693,553	115,881,389	—	—	—
2nd quarter 2008/2007	—	—	—	109,201,097	—	—	—	—	—
3rd quarter 2008/2007	—	—	—	—	—	—	—	—	—
4th quarter 2008/2007	—	—	—	—	—	—	—	—	—
1st quarter 2009/2008	—	—	—	—	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	35,952	963,338	—	20,615,670	—	—	—	—	—
With no stated non-current term	981,422	—	—	—	—	—	—	—	—

Total	23,553,060	17,894,529	11,213,357	146,537,179	126,193,335	142,081,015	1,294,282	1,748,138	1,066,091

Based on their estimated payment term	Taxes payable			Other debts			Provisions
	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005
1st quarter 2005/2004	—	—	—	—	—	—	—	—	—
2nd quarter 2005/2004	—	—	—	—	—	—	—	—	—
3rd quarter 2005/2004	—	—	—	—	—	—	—	—	—
4th quarter 2005/2004	—	—	1,863,094	—	—	7,023,474	—	—	—
1st quarter 2006/2005	—	509,378	—	—	14,500,103	7,889,200	—	—	—
2nd quarter 2006/2005	—	19,694,015	21,715,597	—	—	—	—	—	—
3rd quarter 2006/2005	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005	1,834,618	—	—	2,528,060	—	—	—	—	—
1st quarter 2007/2006	—	—	—	13,541	—	—	—	—	—
2nd quarter 2007/2006	217,982	—	—	13,541	—	—	—	—	—
3rd quarter 2007/2006	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006	—	—	—	1,472	—	—	—	—	—
1st quarter 2008/2007	—	—	—	1,472	—	—	—	—	—
2nd quarter 2008/2007	—	—	—	1,472	—	—	—	—	—
3rd quarter 2008/2007	—	—	—	1,472	—	—	—	—	—
4th quarter 2008/2007	—	—	—	1,472	—	—	—	—	—
1st quarter 2009/2008	—	—	—	1,472	—	—	—	—	—
2nd quarter 2009/2008	—	—	—	982	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	319,587	134,195	647,449	—	—	—
With no stated non-current term	50,572,947	39,285,385	35,485,840	424,495	1,000	1,000	106,570	104,198	38,327

Total	52,625,547	59,488,778	59,064,531	3,309,038	14,635,298	15,561,123	106,570	104,198	38,327

Liabilities classified according to their interest rate:

Interest in rate that they accrue	Trade accounts payable			Loans			Salaries and social security payable
	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005
At fixed interest rate	6,552,112	—	—	143,917,490	126,163,776	139,713,106	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	17,000,948	17,894,529	11,213,357	2,619,689	29,559	2,367,909	1,294,282	1,748,138	1,066,091

Total	23,553,060	17,894,529	11,213,357	146,537,179	126,193,335	142,081,015	1,294,282	1,748,138	1,066,091

Interest in rate that they accrue	Taxes payable			Other debts			Provisions
	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005
At fixed interest rate	—	—	—	—	—	—	—	—	—
At variable interest rate	—	—	—	1,662,660	—	—	—	—	—
Non-interest bearing	52,625,547	59,488,778	59,064,531	1,686,378	14,635,298	15,561,123	106,570	104,198	38,327

Total	52,625,547	59,488,778	59,064,531	3,309,038	14,635,298	15,561,123	106,570	104,198	38,327

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

NOTE 6: EARNINGS PER SHARE

Following is conciliation between the average appraised ordinary stock in circulation and the average appraised diluted ordinary stock. The last one has been determined considering the possibility that the bearers of convertible bonds into company’s ordinary stock for up to an amount of U$S50,000,000 mentioned in Note 13 of the basic financial statements, exercise their right to convert into stock the titles they bear.

	March 31, 2006	March 31, 2005
Average appraised stock in circulation	166,847,072	152,945,734
Average appraised diluted ordinary stock	321,214,392	321,214,392

	March 31, 2006	March 31, 2005
Earnings for the calculation of basic earnings per share	23,377,027	62,151,295
Exchange differences	7,482,465	7,419,382
Financing expenses	6,534,054	(1,677,679)
Income tax	(4,575,341)	(1,874,235)
Management fees	(944,118)	(386,747)
Earnings for the calculation of diluted earnings per share	31,874,087	65,632,016

	March 31, 2006	March 31, 2005
BASIC Earnings per share
Earnings	23,377,027	62,151,295
Number of shares	166,847,072	152,945,734
Earnings per share	0.14	0.41

	March 31, 2006	March 31, 2005
DILUTED Earnings per share
Earnings	31,874,087	65,632,016
Number of shares	321,214,392	321,214,392
Earnings per share	0.10	0.20

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

NOTE 7: SEGMENT INFORMATION

As of March 31, 2006:

Description	Crops (pesos)	Beef Cattle (pesos)	Milk (pesos)	Feed Lot (pesos)	Others (pesos)	Without specific allocation (pesos)	Total (pesos)
Sales	31,649,131	25,011,983	5,862,005	1,782,828	4,450,432	—	68,756,379
Assets	144,028,508	144,529,295	20,361,462	3,883,139	2,558,810	465,752,562	781,113,776
Liabilities	7,035,020	1,018,682	26,575	827,696	966,896	217,550,807	227,425,676
Fixed asset additions	10,394,410	9,145,356	1,182,903	(731,423)	(79,770)	42,750,737	62,662,213
Depreciation of fixed assets	1,507,882	852,737	359,300	229,575	47,273	518,742	3,515,509
Income from related companies	1,098,374	9,749	229,719	—	—	10,121,882	11,459,724

As of March 31, 2005:

Description	Crops (pesos)	Beef Cattle (pesos)	Milk (pesos)	Feed Lot (pesos)	Others (pesos)	Without specific allocation (pesos)	Total (pesos)
Sales	15,030,047	27,112,319	2,217,786	1,762,486	3,749,554	—	49,872,192
Assets	96,005,996	117,973,933	25,970,893	4,331,624	1,463,144	527,551,788	773,297,378
Liabilities	5,414,854	580,566	201,135	1,311,996	517,011	220,998,882	229,024,444
Fixed asset additions	1,932,891	1,302,443	2,688,570	119,954	63,029	2,871,796	8,978,683
Depreciation of fixed assets	903,728	732,112	103,496	223,517	60,213	610,785	2,633,851
Income from related companies	1,200,538	48,109	167,474	—	433,817	19,011,515	20,861,453

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Fixed Assets

For the nine-month periods ended March 31, 2006 and 2005

and the year ended June 30, 2005

(Notes 1, 2, and 3)

Schedule A

					Depreciation
Principal Account	Value at the beginning of the period Pesos	Additions And/or transfers Pesos	Deductions and/or Transfers Pesos	Value at the end of the period Pesos	Rate %	Accumulated at the beginning of the period Pesos	Decrease of the period Pesos	Current Period Pesos	Accumulated at the end of the period Pesos	Net carrying value as of March 31, 2006 Pesos	Net carrying value as of June 30, 2005 Pesos	Net carrying value as of March 31, 2005 Pesos
Real estate	127,920,136	23,076,613	5,691,493	145,305,256	—	—	—	—	—	145,305,256	127,920,136	117,902,008
Wire fences	4,815,906	23,884	181,072	4,658,718	3	1,126,302	54,868	120,977	1,192,411	3,466,307	3,689,604	3,812,878
Watering troughs	3,549,725	105,800	254,865	3,400,660	5	1,090,500	100,736	127,478	1,117,242	2,283,418	2,459,225	2,529,287
Alfalfa fields and meadows	3,265,110	890,877	1,282,571	2,873,416	12-25-50	2,020,885	1,199,476	433,545	1,254,954	1,618,462	1,244,225	704,226
Buildings and constructions	5,982,037	23,750,313	58,895	29,673,455	2	1,901,144	10,112	444,475	2,335,777	27,337,678	4,080,893	3,739,454
Machinery	9,610,388	933,896	15,045	10,529,239	10	6,152,583	12,036	724,279	6,864,826	3,664,413	3,457,805	2,167,008
Vehicles	1,520,010	356,093	48,864	1,827,239	20	870,378	48,864	219,685	1,041,199	786,040	649,632	660,070
Tools	193,155	4,565	—	197,720	10	139,216	—	10,239	149,455	48,265	53,939	52,472
Furniture and equipment	1,149,488	54,571	—	1,204,059	10	716,045	—	86,662	802,707	401,352	433,443	376,657
Corral and leading lanes	670,101	28,215	—	698,316	3	130,029	—	17,256	147,285	551,031	540,072	509,183
Roads	1,057,888	89,688	25,160	1,122,416	10	689,480	12,580	81,939	758,839	363,577	368,408	370,124
Facilities	11,596,648	189,413	26,008	11,760,053	10-20-33	4,647,034	24,295	859,191	5,481,930	6,278,123	6,949,614	3,311,563
Computer equipment	1,188,319	176,073	14,256	1,350,136	20	844,095	14,256	123,142	952,981	397,155	344,224	370,715
Silo plants	1,169,114	—	72,595	1,096,519	5	378,719	31,942	44,765	391,542	704,977	790,395	806,163
Feed Lot	3,871,779	60,445	—	3,932,224	—	1,357,519	—	221,606	1,579,125	2,353,099	2,514,260	2,521,157
Constructions in progress	10,918,842	7,213,077	252,150	17,879,769	—	—	—	—	—	17,879,769	10,918,842	17,943,757
Advances to suppliers	82,879	—	42,368	40,511	—	—	—	—	—	40,511	82,879	284,484
Forest Products- Posts	—	70,384	—	70,384	—	—	—	—	—	70,384	—	—
Forest Products raw materials	—	4,320,000	—	4,320,000	—	—	—	—	—	4,320,000	—	—
Improvements in third parties buildings	—	1,816,540	—	1,816,540	—	—	—	—	—	1,816,540	—	—

Total as of March 31, 2006	188,561,525	63,160,447	7,965,342	243,756,630		22,063,929	1,509,165	3,515,509	24,070,273	219,686,357

Total as of June 30, 2005	179,919,641	27,067,824	18,425,940	188,561,525		19,893,168	1,998,378	4,169,139	22,063,929		166,497,596

Total as of March 31, 2005	179,919,641	9,625,395	9,334,882	180,210,154		19,893,168	378,071	2,633,851	22,148,948			158,061,206

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Investments

For the nine-month periods ended March 31, 2006 and 2005 and the year ended June 30, 2005

(Notes 1, 2, and 3)

Schedule C

						INFORMATION ON THE ISSUER
							Latest financial statements
Type and characteristics Of the securities	Amount	Value at March 31, 2006 Pesos	Value at June 30, 2005 Pesos	Value at March 31, 2005 Pesos	Market Value Pesos	Principal activity	Capital Pesos	Income for the period Pesos	Shareholders´ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton Fund in dollars	15,325	46,617	52,439,110	93,601,984	3,041978
Banco Río Special Fund in pesos	0	465,382	50,034	206,901
Banco Río Plazo fijo Fund in dollars	0	—	2,395	2,523
Bank Boston 1784 Fund		40,013	—	—

		552,012	52,491,539	93,811,408

Notes and Convertible Bonds
Interest on IRSA Convertible Notes 2007 (U$S)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		2,604,146	1,078,320	3,338,226
Global 2010 Bonds	110,000	103,732	100,997	95,732	0.943018
Bocon Pro 1	157,647	630	630	630	0.003996
Arg Discount Bonds	0	—	—	2,445,324
Nobacs	3,000,000	2,982,000	3,003,000	—	0.994000
Arg Discount 2033 Bonds		—	1,073,823	—	—
Raymond James – Interest of Bonds	0	—	20,235	—
Mortgage Bonds	1,408,148	1,415,189	1,706,662	—	1.005000
Letes	0	—	—	320,571

		7,105,697	6,983,667	6,200,483

Deposits in foreign banks in dollars		238,766	502,796	648,699

		238,766	502,796	648,699

Total current investments		7,896,475	59,978,002	100,660,590

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.					Unlisted	Agriculture	2,500,000	1,038,398	12,889,465
Shares	893,069	5,573,730	5,344,811	4,932,749
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher property value		11,179,150	11,179,150	11,179,150

		16,760,745	16,531,826	16,119,764

IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	87,025,013	303,616,578	272,859,443	287,248,351	3.550000	Real Estate	368,447,884	28,987,509	1,301,356,122

		303,616,578	272,859,443	287,248,351

		320,377,323	289,391,269	303,368,115

Other Investments
IRSA Convertible Notes 2007 (U$S)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	27,958,011	86,166,588	105,487,896	106,583,963
BrasilAgro-Companhia Brasileira de Propiedades Agricolas (in formation)		759,615	—	—
Coprolán		20,717	20,717	20,717	Unlisted

	Subtotal	86,946,920	105,508,513	106,604,680

Goodwill
Goodwill		—	—	164,919
IRSA negative goodwill		(40,605,160)	(30,430,822)	(43,485,057)
Agropecuaria Cervera S.A. goodwill		23,581,646	—	—

	Subtotal	(17,023,514)	(30,430,822)	(43,320,138)

Total non-current investments		390,300,729	364,468,960	366,652,657

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Allowances and Provisions

For the nine-month periods ended March 31, 2006 and 2005

and the year ended June 30, 2005

(Notes 1, 2, and 3)

Schedule E

Item	Balances at the beginning of the period Pesos	Increases (1) Pesos	Decreases (2) Pesos	Applications Pesos	Value at March 31, 2006 Pesos	Value at June 30, 2005 Pesos	Value at March 31, 2005 Pesos
Deducted from assets
Allowance for doubtful accounts	381,214	50,000	(25,000)	(50,000)	356,214	386,344	370,709

Included in liabilities
Non-current law contingencies for pending lawsuits	104,198	2,372	—	—	106,570	104,198	38,327

Total at March 31, 2006	485,412	52,372	(25,000)	(50,000)	462,784

Total at June 30, 2005	450,394	85,504	(5,824)	(38,532)		490,542

Total at March 31, 2005	450,394	—	(2,826)	(38,532)			409,036

(1)	Included in Other Income and Other Expense.
(2)	Included in Allowance for Doubtful Accounts.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Cost of Sales

For the nine-month periods ended March 31, 2006 and 2005

and year ended June 30, 2005

(Notes 1, 2, and 3)

Schedule F

	Crops		Beef cattle		Milk		Feed Lot		Others		Total
	March 31, 2006 Pesos	March 31, 2005 Pesos	March 31, 2006 Pesos	March 31, 2005 Pesos	March 31, 2006 Pesos	March 31, 2005 Pesos	March 31, 2006 Pesos	March 31, 2005 Pesos	March 31, 2006 Pesos	March 31, 2005 Pesos	March 31, 2006 Pesos		March 31, 2005 Pesos
Inventories at the beginning of the period
Beef cattle	—	—	61,552,248	59,418,980	6,823,744	4,150,630	—	—	—	—	68,375,992		63,569,610
Crops	24,930,778	8,639,910	—	—	—	—	—	—	—	—	24,930,778		8,639,910
Unharvested crops	826,336	1,603,897	—	—	—	—	—	—	—	—	826,336		1,603,897
Seeds and fodder	128,575	—	172,941	134,870	17,653	103,508	—	—	—	3,138	319,169		241,516
Materials and others	3,768,385	3,842,219	—	—	65,430	44,982	155,791	601,626	628,237	197,822	4,617,843		4,686,649

	29,654,074	14,086,026	61,725,189	59,553,850	6,906,827	4,299,120	155,791	601,626	628,237	200,960		99,070,118		78,741,582
Holding gains	—	—	1,914,483	9,062,762	375,173	259,170	6,572	—	—	—		2,296,228		9,321,932
(Gain) loss on commodities market	(438,424)	2,924,090	—	—	—	—	(9,499)	4,528	—	—		(447,923)		2,928,618
Transfer of inventories to expenses	(91,722)	(149,403)	(30,020)	27,851	—	—	—	(65,938)	(601,402)	—		(723,144)		(187,490)
Transfers to fixed assets and inventories	(346,306)	(572,364)	791,868	—	—	—	(791,868)	—	(151,928)	(74,348)		(498,234)		(646,712)
Transfer of unharvested crops to expenses	(14,052,802)	(11,608,487)	(382,865)	(400,174)	(1,018,566)	(480,058)	—	—	(360,753)	(370,876)		(15,814,986)		(12,859,595)
Recovery of inventories	—	—	317,795	150,440	(317,795)	(150,440)	—	—	—	—
Purchases	28,609,741	27,919,030	8,998,390	4,599,061	3,138,055	929,239	1,698,059	660,306	1,103,310	565,247		43,547,555		34,672,883
Operating expenses (Schedule H)	14,946,376	11,322,950	12,824,503	12,912,144	3,571,080	1,459,122	624,004	571,786	1,435,197	835,014		33,401,160		27,101,016
Less:
Inventories at the end of the period
Beef cattle (1)	—	—	(65,269,557)	(63,474,828)	(9,127,509)	(4,968,440)	—	—	—	—	(74,397,066)		(68,443,268)
Crops	(14,800,090)	(12,077,749)	—	—	—	—	—	—	—	—	(14,800,090)		(12,077,749)
Unharvested crops	(18,025,519)	(17,777,895)	—	—	—	—	—	—	—	—	(18,025,519)		(17,777,895)
Seeds and fodder	(20,000)	—	(174,511)	(271,597)	(100,004)	(228,890)	—	—	—	—	(294,515)		(500,487)
Materials and others	(2,870,225)	(2,288,977)	—	—	(104,259)	(49,926)	(184,435)	(170,520)	(202,575)	(269.983)	(3,361,494)	(110,878,684)	(2,779,406)	(101,578,805)

Cost of Sales (2)	22,565,103	11,777,221	20,715,275	22,159,509	3,323,002	1,068,897	1,498,624	1,601,788	1,850,086	886,014		49,952,090		37,493,429

(1)	Includes cattle births of the fiscal period.
(2)	Includes cattle production amounting Ps. 18,702,618 and Ps. 21,157,057 as of March 31, 2006 and 2005, respectively.
(2)	Includes grains production amounting to Ps. 16,972,639 and Ps. 14,303,618 as of March 31, 2006 and 2005, respectively.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated foreign currency assets and liabilities

For the nine-month periods ended March 31, 2006 and 2005

(Notes 1, 2, and 3)

Schedule G

	As of March 31, 2006				As of June 30,2005			As of March 31, 2005
Item	Type and amount of foreign Currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks	U$S	2,733,315	3.042	8,314,743	U$S	4,215,034	12,000,202	U$S	6,138,808	17,661,351
Cash and banks	Rs	250	1.348	337		—	—		—	—
Investments:
Mutual funds	U$S	15,324	3.042	46,617	U$S	18,419,917	52,441,505	U$S	32,535,456	93,604,507
Interest of IRSA Convertible Notes 2007 Subsidiaries, related companies Law 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	U$S	844,953	3.082	2,604,146	U$S	373,509	1,078,320	U$S	1,144,404	3,338,226
Deposits in foreign banks	U$S	78,490	3.042	238,766	U$S	176,606	502,796	U$S	225,478	648,699
Trade accounts receivable:
Trade accounts receivable	U$S	59,662	3.042	181,491	U$S	354,791	1,010,091	U$S	368,975	1,061,542
Other receivables:
Secured by mortgage	U$S	1,032,619	3.042	3,141,226	U$S	2,886,254	8,217,166	U$S	2,837,976	8,164,858
Guarantee deposits	U$S	514,216	3.042	1,564,245	U$S	939,597	2,675,032	U$S	678,333	1,951,565
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
Cactus Argentina S.A	U$S	3,184	3.082	9,814		—	—		—	—
Others	U$S	15,922	3.082	49,071		—	—		—	—

Non current assets
Other receivables
Secured by mortgage	U$S	2,713,488	3.042	8,254,430		—	—		—	—
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
Alto Palermo S.A	U$S	222,906	3.082	686,996		—	—		—	—
IRSA Inversiones y Representaciones S.A.	U$S	57,319	3.082	176,656		—	—		—	—
Others	U$S	31,844	3.082	98,142		—	—		—	—

Investments:
IRSA Convertible Notes 2007
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	U$S	27,958,010	3.082	86,166,588	U$S	36,538,897	105,487,796	U$S	36,538,897	106,583,963

U$S	U$S	36,281,252		111,532,931	U$S	63,904,605	183,412,908	U$S	80,468,327	233,014,711

Rs	Rs	250		337		—	—		—	—

Total Assets				111,533,268			183,412,908			233,014,711

Current liabilities
Trade accounts payable:
Suppliers	U$S	3,181,983	3.082	9,806,871	U$S	2,290,120	6,611,576	U$S	793,720	2,315,281
Accrual for other expenses	U$S	1,373,600	3.082	4,233,435	U$S	607,354	2,592,869	U$S	607,354	1,771,652
Interest to be accrued	U$S	(88,335)	3.082	(272,250)	U$S			U$S
Loans:
Local Banks	U$S	4,347,470	3.082	13,398,902	U$S	—	—	U$S	—	—
Interest of Convertible Notes 2007	U$S	519,918	3.082	1,602,388	U$S	164,996	476,343	U$S	503,296	1,468,115
Subsidiaries, related companies Law 19,550 Section 33 and related parties:
Shareholders	U$S	556,779	3.082	1,715,992	U$S	244,853	706,891	U$S	745,205	2,173,764
Directors	U$S	1,016	3.082	3,130	U$S	344	992	U$S	1,045	3,049

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated foreign currency assets and liabilities

For the nine-month periods ended March 31, 2006 and 2005

(Notes 1, 2, and 3)

Schedule G (Cont.)

	As of March 31, 2006				As of June 30,2005			As of March 31, 2005
Item	Type and amount of foreign Currency		Current exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos
Other debts:
Security transactions payable	U$S	—	—	—	U$S	1,448,075	4,180,593	U$S	—	—
Advances from customers	U$S	—	—	—	U$S	711,881	2,055,200	U$S	2,704,559	7,889,200
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties
Cactus Feeders		—	—	—		—	—	U$S	13,961	40,274
Non-current liabilities
Accrual for other expenses	U$S	318,437	3.082	981,422		—	—		—	—

Loans:
Convertible Notes 2007	U$S	17,203,932	3.082	53,022,519	U$S	15,869,642	45,815,657	U$S	16,177,382	47,189,423
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	U$S	18,422,078	3.082	56,776,844	U$S	24,223,922	69,934,463	U$S	23,953,025	69,870,974
Directors	U$S	33,600	3.082	103,555	U$S	33,980	98,100	U$S	33,600	98,011

Total Liabilities	U$S	45,870,478		141,372,808	U$S	45,595,167	132,472,684	U$S	45,533,147	132,820,193

U$S - US dollars

RS – Brazilian Reais

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Information submitted in compliance with Section 64, subsection B of Law No.19,550

For the nine-month periods ended March 31, 2006 and 2005

(Notes 1, 2, and 3)

Schedule H

	Total as of	Operating Expenses						Expenses		Total as of
Items	March 31, 2006 Pesos	Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Feed Lot Pesos	Others Pesos	Selling Pesos	Administrative Pesos	March 31, 2005 Pesos
Directors’ fees	185,724	—	—	—	—	—	—	—	185,724	90,169
Fees and payments for services	1,958,020	303,983	1,669	167,654	76,285	—	58,375	—	1,654,037	995,406
Salaries and wages	5,862,710	3,244,681	591,875	1,326,763	612,899	—	713,144	78,567	2,539,462	4,735,448
Social security taxes	1,044,586	547,111	227,132	152,988	31,154	—	135,837	14,965	482,510	830,802
Taxes, rates and contributions	626,223	508,489	235,233	83,698	47,974	—	141,584	589	117,145	376,881
Gross sales taxes	479,577	—	—	—	—	—	—	479,577	—	410,200
Office and administrative expenses	803,128	179,291	—	7,255	—	—	172,036	1,773	622,064	598,415
Bank commissions and expenses	26,579	26,579	6,599	3,029	504	—	16,447	—	—	22,051
Depreciation of fixed assets	3,515,509	3,268,834	1,797,645	813,484	393,548	210,526	53,631	—	246,675	2,633,851
Vehicle and traveling expenses	621,144	406,720	164,380	186,059	12,456	—	43,825	9,358	205,066	491,224
Spare parts and repairs	1,315,555	1,308,064	720,895	481,871	105,298	—	—	—	7,491	1,022,348
Insurance	207,347	44,591	19,622	15,961	1,305	—	7,703	—	162,756	193,552
Benefits to Employees	296,991	194,208	54,895	112,979	8,529	—	17,805	—	102,783	276,421
Livestock expenses (1)	9,925,274	9,284,095	—	9,284,095	—	—	—	641,179	—	10,338,566
Dairy farm expenses (2)	2,264,870	2,264,870	—	—	2,264,870	—	—	—	—	896,496
Agricultural expenses (3)	15,554,087	10,867,378	10,867,378	—	—	—	—	4,686,709	—	11,104,307
Feed lot expenses	413,478	413,478	—	—	—	413,478	—	—	—	367,016
Silo expenses	24,950	24,950	24,950	—	—	—	—	—	—	97,032
Coal expenses	202	—	—	—	—	—	—	202	—	—
ACER expenses	21,649	21,649	—	—	—	—	21,649	—	—	—
FyO expenses	61,391	6,750	—	—	—	—	6,750	54,641	—	52,616
General expenses	515,581	485,439	243,103	188,667	16,258	—	46,411	7,145	22,997	274,105

Total as of March 31, 2006	45,724,575	33,401,160	14,946,376	12,824,503	3,571,080	624,004	1,435,197	5,974,705	6,348,710

Total as of March 31, 2005		27,101,016	11,322,950	12,912,144	1,459,122	571,786	835,014	3,926,394	4,779,496	35,806,906

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of March 31, 2006 and 2005 and June 30, 2005

	March 31, 2006 (Notes 1 and 2) Pesos	June 30, 2005 (Notes 1 and 2) Pesos	March 31, 2005 (Notes 1 and 2) Pesos
ASSETS
Current Assets
Cash and banks (Note 8.a.)	9,101,296	13,807,272	18,162,361
Investments (Note 8.b.)	7,152,314	59,425,172	99,805,081
Trade accounts receivable (Note 8.c.)	6,472,743	9,406,400	5,330,354
Other receivables (Note 8.d.)	16,802,356	21,353,798	16,070,289
Inventories (Note 8.e.)	49,263,569	43,647,216	46,258,634

Total Current Assets	88,792,278	147,639,858	185,626,719

Non-Current Assets
Other receivables (Note 8.d.)	16,530,828	6,404,092	5,156,243
Inventories (Note 8.e.)	57,206,925	48,743,639	49,804,357
Investments on controlled and related companies (Note 8.b.)	341,441,146	306,089,140	318,339,764
Other investments (Note 8.b.)	86,946,920	105,508,513	106,604,680
Fixed assets, net (Schedule A)	204,991,842	158,082,019	149,675,795

Subtotal Non-Current Assets	707,117,661	624,827,403	629,580,839

Goodwill (Note 8.b.)	(18,694,399)	(30,430,822)	(43,320,138)

Total Non-Current Assets	688,423,262	594,396,581	586,260,701

Total Assets	777,215,540	742,036,439	771,887,420

LIABILITIES
Current Liabilities
Debts:
Trade accounts payable (Note 8.f.)	21,288,319	16,993,710	10,720,217
Loans (Note 8.g.)	37,336,082	11,499,782	26,199,626
Salaries and social security payable (Note 8.h.)	1,058,735	1,564,647	913,151
Taxes payable (Note 8.i.)	1,659,998	20,041,396	23,444,691
Other debts (Note 8.j.)	2,653,212	16,104,211	16,646,149

Total Debts	63,996,346	66,203,746	77,923,834

Total Current Liabilities	63,996,346	66,203,746	77,923,834

Non-Current Liabilities
Trade accounts payable (Note 8.f.)	981,422	—	—
Loans (Note 8.g.)	109,201,097	114,693,553	115,881,389
Taxes payable (Note 8.i.)	49,600,797	37,987,388	33,961,761
Other debts (Note 8.j.)	—	14,911	203,432
Provisions (Schedule E)	68,243	65,871	—

Total Non-Current Liabilities	159,851,559	152,761,723	150,046,582

Total liabilities	223,847,905	218,965,469	227,970,416

SHAREHOLDERS’ EQUITY	553,367,635	523,070,970	543,917,004

Total Liabilities and Shareholders’ Equity	777,215,540	742,036,439	771,887,420

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Income

For the nine-month periods ended March 31, 2006 and 2005

	March 31, 2006	March 31, 2005
	(Notes 1 and 2)	(Notes 1 and 2)
	Pesos	Pesos
Sales
Crops	31,649,131	15,030,047
Beef cattle	19,725,313	26,261,038
Milk	5,862,005	2,217,786
Other	2,709,371	2,995,176

Total Sales	59,945,820	46,504,047

Cost of sales (Schedule F)
Crops	(22,565,103)	(11,777,221)
Beef cattle	(14,473,492)	(22,035,238)
Milk	(3,323,002)	(1,068,897)
Other	(8,564)	(1,161)

Total cost of sale	(40,370,161)	(34,882,517)

Gross profit	19,575,659	11,621,530

Selling expenses (Schedule H)	(5,677,277)	(3,760,424)
Administrative expenses (Schedule H)	(5,797,957)	(4,347,610)
Net gain on sale of farms	9,872,997	7,657,269
Gain from inventory holding (Schedule F)	1,908,341	8,634,649

Operating income	19,881,763	19,805,414

Financial gain (loss)
Generated by assets:
Exchange differences and discounts	10,626,544	(4,720,303)
Interest income	399,182	420,120
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Interest on Notes (Note 7)	6,239,486	7,994,072
Doubtful accounts (Schedule E)	—	2,826
Tax on banking debits and credits	(1,047,795)	(962,665)
Holding result and operations security stock:
Gain on sale of Negotiable Notes	14,872,000	68,754,172
Others	1,808,564	126,915

	32,897,981	71,615,137

Generated by liabilities:
Financial expenses:
Interest on Convertible Notes (Note 7)	(6,534,054)	(7,419,382)
Others	(1,782,245)	(1,726,096)
Exchange differences and discounts	(9,141,170)	1,906,481

	(17,457,469)	(7,238,997)

Other income and expenses, net:
Gains from other fixed assets sales	29,157	40,175
Shareholders’ Personal asset tax and miscellaneous	(1,352,988)	(3,320,033)

	(1,323,831)	(3,279,858)

Income from controlled and related companies	10,360,623	21,172,218
Management fee (Note 5)	(2,600,512)	(6,905,699)

Net Income before income tax	41,758,555	95,168,215

Income tax expense (Note 6)	(18,381,528)	(33,016,920)

Net income for the period	23,377,027	62,151,295

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain Chairman

Cresud Sociedad Anónima,

Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity

For the nine-month periods ended March 31, 2006 and 2005

(Notes 1 and 2)

	Shareholders’ contributions					Retained earnings	Retained earnings Pesos	Total as of March 31, 2006 Pesos	Total as of March 31, 2005 Pesos
	Capital (Note 3)		Inflation adjustment of Common stock Pesos	Paid-in capital (1) Pesos	Subtotal Pesos	Legal reserve Pesos
Items	Common stock Pesos	Treasury stock Pesos
Balances at the beginning of the fiscal year	162,784,579	—	166,218,124	78,175,196	407,177,899	7,692,591	108,200,480	523,070,970	465,168,196
Subscription of incentive plan (Note 12)	—	—	—	—	—	—	—	—	240,000
Conversion of Notes in common stock (Note 13)	8,798,601	—	—	4,629,165	13,427,766	—	—	13,427,766	8,751,779
Exercise of Warrants (Note 13)	4,616,416	—	—	4,032,611	8,649,027	—	—	8,649,027	10,605,734
Shareholders meeting held on 11.29.05:
Legal Reserve	—	—	—	—		3,839,946	(3,839,946)
Cash dividends	—	—	—	—	—	—	(10,000,000)	(10,000,000)	(3,000,000)
Related companies Law 19,550 Section 33:
IRSA (Note 14)	—	—	—	(5,157,155)	(5,157,155)	—	—	(5,157,155)	—
Net income for the period	—	—	—	—	—	—	23,377,027	23,377,027	62,151,295

Balances as of March 31, 2006	176,199,596	—	166,218,124	81,679,817	424,097,537	11,532,537	117,737,561	553,367,635	—

Balances as of March 31, 2005	162,534,470	—	166,218,124	113,918,962	442,671,556	7,692,591	93,552,857	—	543,917,004

(1)	See notes 2 n and 14

The accompanying notes and schedules are an integral part of the financial statements.

Eduardo S. Elsztain Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

For the nine-month periods ended March 31, 2006 and 2005

	March 31, 2006	March 31, 2005
	(Notes 1 and 2)	(Notes 1 and 2)
	Pesos	Pesos
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the fiscal year	66,248,838	12,527,042
Cash and cash equivalents at the end of the period	9,147,913	111,767,020

Net (decrease) increase in cash and cash equivalents	(57,100,925)	99,239,978

Causes of changes in cash and cash equivalents
Operating activities
Income for the period	23,377,027	62,151,295
Accrued interest	7,092,959	7,319,715
Income tax	18,381,528	33,016,920

Adjustments made to reach net cash flow from operating activities
Income from interest in controlled and related companies	(10,360,623)	(21,172,218)
Increase in allowances, provisions and accruals	8,498,343	9,111,032
Depreciation	3,122,307	2,234,423
Gain from inventory holdings	(1,908,341)	(8,634,649)
Financial results	(5,185,619)	(6,981,621)
Gain on sale of Negociable Notes	(14,872,000)	(68,754,172)
Gain from sale of fixed assets	(9,902,154)	(7,697,444)

Changes in operating assets and liabilities
Decrease in current investments	5,800,768	2,596,816
Decrease (Increase) in trade accounts receivable	2,933,657	(1,752,734)
(Increase) Decrease in other receivables	(2,758,460)	6,466,525
Increase in inventories	(12,669,532)	(12,762,257)
Decrease in social security payable & taxes payable and advances to customers	(25,655,429)	(2,911,877)
Decrease in trade accounts payable	(7,783,438)	(2,536,152)
Dividends collected	988,307	1,011,469
(Decrease) increase in other debts	(1,604,227)	1,670,362

Cash flows applied to operating activities	(22,504,927)	(7,624,567)

Investment activities
Decrease in non-current investments	—	93,528,147
Increase in interest in related companies	(2,223,325)	(6,349,709)
Acquisition and upgrading of fixed assets	(48,577,205)	(8,650,536)
Collections of receivables from sale of fixed assets	5,736,964	1,127,138
Sale of fixed assets	9,589,200	8,554,120

Cash flows (applied to) provided by investment activities	(35,474,366)	88,209,160

Financing activities
Exercise of Warrants	8,649,027	10,605,734
Dividends paid	(10,000,000)	(3,000,000)
Subscription of incentive plan	—	240,000
Increase in financial loans	33,455,667	44,356,365
Decrease in financial loans	(14,712,326)	(33,546,714)
(Decrease) in others liabilities	(16,514,000)	—

Cash flows provided by financing activities	878,368	18,655,385

Net (decrease) increase in cash and cash equivalents	(57,100,925)	99,239,978

Items not involving changes in cash and cash equivalents
Transfer of inventory to fixed assets	498,234	646,712
Increase in interest in related companies trough a decrease of non-current investment	15,608,956	—
Increase in other receivables by sale of fixed assets	8,572,080	8,077,546
Repayment of financial loans through issue of stock by exercise of conversion right	13,427,766	8,751,779
Increase in fixed assets due to an increase in other debts	7,160,617	—
Decrease in other debts through a decrease in fixed assets	2,055,200	—

Complementary information
Interest paid	6,534,054	5,107,038
Income tax paid	27,564,661	244,857

Eduardo S. Elsztain Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

For the nine-month periods ended March 31, 2006 and 2005

Notes to the Financial Statements

NOTE 1: ACCOUNTING STANDARDS

Below is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous period.

a.	Presentation standards

These financial statements are stated in Argentine pesos, and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the F.A.C.P.C.E., as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (C.P.C.E.C.A.B.A.) and the C.N.V.

b.	New Accounting Standards

The C.P.C.E.C.A.B.A. enacted the following technical resolutions: No. 16: “Conceptual regime for professional accounting regulations”; No. 17: “Professional accounting regulations: development of matters of general application”, No. 18: “Professional accounting regulations: development of some matters of particular application” and No. 19 “ Modifications to technical resolutions No. 6, 8, 9, 11 and 14” and No. 20 “Derivative instruments and hedging transactions”, through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that such technical resolutions and the modifications incorporated, will be in force for periods initiated as from July 1, 2002 (other than Technical Resolution No. 20, which shall become effective for fiscal years beginning as from January 1, 2003).

The C.N.V., through Resolution No. 434/03 has adopted such technical resolutions with some exceptions and modifications, which have been in force for fiscal years initiated as from January 1, 2003.

The last changes basically result from the registration of income tax under the deferred tax method, as concerns agreements involving derivative instruments at their fair value and the valuation of receivables and payables with no stated rate at their discounted value.

As at February 19, 2003, the C.P.C.E.C.A.B.A., enacted Technical Resolution No. 21 “Proportional value- consolidation of financial statements- information to provide on related parties” through Resolution M.D. No. 5/2003.

The above mentioned Technical Resolution and the amendments introduced became effective for fiscal years ended as from April 1, 2003. Furthermore, The C.N.V. has adopted such Technical Resolution, through Resolution No. 459/04 introducing some modifications, which will be in force for fiscal years started as from April 1, 2004, consequently the Company has considered their application.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1: (Continued)

On January 12, 2005, the C.P.C.E.C.A.B.A. approved Technical Resolution No. 22, “Professional accounting rules: agricultural business” under its Resolution M.D. No. 01/2005 effective for fiscal years starting as from July 1, 2005. The C.N.V. adopted such Technical Resolution through its Resolution No. 485 of December 29, 2005, effective for complete or interim periods of fiscal years commencing as from January 1, 2006. In accordance with the Company’s evaluation, the application of such resolution will not produce an impact on respect of the valuation of biological assets and it represents an improvement in the exposure. To such extent, production of meet is shown in these financial statements in Schedule F.

On August 10, 2005, the Professional Council in Economic Sciences of the City of Buenos Aires (C.P.C.E.C.A.B.A.) through its Resolution CD 93/2005 approved the consolidation of the professional accounting principles of its jurisdiction with those issued by the Argentine Federation of Professional Councils in Economic Sciences.

For the purpose of such Resolution, the issuance of reports from Certified Public Accountants on Financial Statements, Audit Standards, Statutory Audit Committee Standards and Professional Accounting Principles which are to be applied on a mandatory basis in the City of Buenos Aires, are contained in:

a)	Technical Resolutions 6, 7, 8, 9, 11, 14, 15, 16, 17, 18, 21 and 22 of the Argentine Federation of Professional Councils in Economic Sciences including the changes therein made by such entity up to April 1, 2005;

b)	Resolution No. 287/03 of the Governing Body of such Federation;

c)	Other interpretations of the accounting and audit standards 1, 2, 3 and 4 of such Federation with the changes therein made by such entity up to April 1, 2005

The above-mentioned standards will become effective for complete or interim periods of fiscal years commencing as from January 1, 2006 their anticipated application being admitted, and will substitute those standards contained in Resolutions CD No. 87/2003 and MD No. 1/2005 of the Professional Council of Economic Sciences of the City of Buenos Aires.

On December 29, 2005, through Resolutions 485 and 487, the National Securities Commission (CNV) adopted with certain changes the standards of the C.P.C.E.C.A.B.A. The standards adopted will become effective for the Company on July 1, 2006 (date of beginning of the next fiscal period). The principal change arising from the consolidation of the accounting standards is related to the treatment given to the adjustment for inflation in the calculation of the deferred tax, which can be taken as a temporary difference, according to the Company’s criteria. The adjustment for inflation is currently considered as a permanent difference in the calculation of the deferred tax. The Company has decided to maintain this accounting criteria.

Under the dispositions of Resolution 487 of the National Securities Commission (CNV) and according to the Company decision, informed to the CNV by note of March 31, 2006, of including the quantification in a note to the financial statements, we inform that the amount is $ 60,070,168 as of closing of these financial statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 1: (Continued)

The financial statements for the nine-month period ended as of March 31, 2006 and 2005 have not been audited. The Company management estimates that all necessary adjustments are included to reasonably present the income statements accounts of each year. The nine-month periods’ income statements accounts as of March 31, 2006 and 2005 do not necessarily reflect the proportion of the Company’s income statements accounts for the complete periods.

c.	Accounting for inflation

The Company’s financial statements have been prepared in accordance with Resolution M.D. 3/02 of the C.P.C.E.C.A.B.A., which has established the application of Technical Resolution No. 6, as amended by Technical Resolution No. 19 of the F.A.C.P.C.E., as from fiscal years or interim periods ended on or after March 31, 2002.

On March 25, 2003, the National Executive Power issued Decree No. 664 establishing that financial statements for fiscal years ended as from that date should be stated in nominal currency.

Therefore, in accordance with Resolution No. 441 issued by the C.N.V. on April 8, 2003, the Company discontinued restatement of its financial statements effective March 1, 2003. This criteria does not comply with Resolution M.D. 041/2003, enacted by the C.P.C.E.C.A.B.A., by means of which the restatement of financial statements as of October 1, 2003 is no longer compulsory. However, as of March 31, 2006, this deviation did not have a material effect on the Company’s financial statements.

As a consequence of the above mentioned, the initial balances at the Company’s financial statements are presented in constant currency as of February 28, 2003, having considered the accounting measurements restated by the changes in the purchasing power money until interruption of the adjustment and those arising in the period of stability, restated into currency of December 2001. Transactions subsequent to February 28, 2003 have been recorded at their historical values.

The coefficients prepared based on the domestic wholesale price index, published by the Instituto Nacional de Estadísticas y Censos, have been applied for purposes of the abovementioned restatement of comparative information.

d.	Comparative Information

For comparison purposes certain, reclassifications have been made as of March 31, 2005.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a.	Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Estimates are used when accounting for the allowance for conversion of convertible bonds into shares of stock, doubtful accounts, depreciation, impairment of current and non-current assets, income taxes, deferred liabilities and provisions for contingencies, accrual for expenses, donations and assets’ recoverable value of the current and non-current assets. Actual results could differ from those estimates.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

b.	Local currency assets and liabilities

The local currency assets and liabilities are stated at period-end nominal currency.

c.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the amount of such currency as of the date of the financial statements, converted at the buying and selling exchange rate, respectively, prevailing at period-end.

d.	Temporary investments

The units of ownership of common investment funds, the mortgage certificates, nobacs and bonds were valued at quotation value at period-end net of sales expenses. Temporary investments do not exceed their recoverable value at the date of the financial statements.

e.	Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time, provided they are significant.

f.	Credits and loans

Credits and loans have been valued in accordance with the sum of money delivered and received, respectively, net of transaction costs, plus financial results accrued on the basis of the rate estimated at such time as of period-end.

g.	Derivates financial instruments

Futures relate to cereal commitments deliverable at a previously agreed price (see note 4), to dollars commitments with Banco Río and to metals traded in Chicago market.

Premiums collected or paid correspond to options bought or written or bougt and are included in Other receivables.

The assets or liabilities originated in derivatives instruments have been valued at their market value at period-end (see Note 4).

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities from derivative instruments corresponding to crops, dollars and metals have been recognized under net income of the period under Cost of sales and under Financial Results in the Income Statement, respectively.

h.	Other receivables and payables

Other receivables and payables have been valued on the basis of the agreed values plus interest accrued as of the date of these financial statements.

Other receivables and payables in foreign currency have been valued at their amount in such currency at the period-end closing date, converted to the buyer and seller exchange rate, respectively, prevailing at the period-end closing date.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

i.	Balances with related parties

Receivables and payables with related parties have been valued in accordance with the conditions agreed between the parties involved.

j.	Inventories

1.	Livestock for raising and grazing cattle have been stated at their market value at the end of the period, net of estimated selling expenses. The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

Holding gain on cattle was calculated as the price difference of the heifer kilogram between stocks at beginning and closing of period.

Production of cattle is shown in Schedule F, as mentioned in Note 1.b).

Considering the seasonal nature of agricultural activities, there are no results shown for production of grains to the date of these financial statements.

2.	Crops: at their quoted market value at the end of the period, less estimated sale expenses.

The cost of cereals includes the holding gain of grains.

Production of cereal is shown en Schedule F, as mentioned in Note 1.b.)

3.	Sown lands: Sown lands are valued at the replacement cost of the supplies used, plus expenses accrued as of the date of these financial statements.

4.	The remaining inventories were valued at replacement value.

The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the period.

k.	Long term investments in other companies

1. Investments in subsidiaries and affiliates

The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Resolution No. 21 of the F.A.C.P.C.E. approved by C.N.V.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

Interests in subsidiaries and affiliates at March 31, 2006 are as follows:

Subsidiaries and affiliates	% Equity interest
Inversiones Ganaderas S.A.	99.99
Agropecuaria Cervera S.A.	90.00
Futuros y Opciones.Com S.A.	70.00
Cactus Argentina S.A.	50.00
Agro Uranga S.A.	35.72
IRSA Inversiones y Representaciones Sociedad Anónima	22.65

Consolidated financial statements with Inversiones Ganaderas S.A., Futuros y Opciones.Com, Agropecuaria Cervera S.A. and Cactus Argentina S.A. in proportional consolidation of 50% at March 31, 2006 and 2005 are presented as complementary information.

2. Goodwill

The goodwill relating to the purchase of the subsidiary Futuros y Opciones.Com S.A. has been valued at its restated cost as of February 28, 2003, calculated as the difference between the price paid for such investment and its equity value calculated at the time of purchase, which was also restated as of that date (Note. 1.c.).

Depreciation was calculated in accordance with the estimated useful life, which was 5 years and has been classified under Gain from controlled and related companies in the statement of income. As of March 31, 2006 the above mentioned goodwill is fully amortized.

The negative goodwill corresponding to the investment in Inversiones y Representaciones S.A. had been valued at cost restated as of February 28, 2003, and calculated as a difference between the market value of such investment and its equity value at the time of changing the March 2002-valuation method, and in each one of the purchases restated, if any, at that same date (Note 1.c).

Depreciation is calculated in accordance with the estimated useful life, which is 20 years and has been classified under Gain from controlled companies and related companies in the statement of income.

Current valuations and economic conditions tend to make less risky any permanent investment opportunity and also help increasing the possibility to obtain significant long-term profits through IRSA shares.

The goodwill of the business (positive) for the purchase of the subsidiary Agropecuaria Cervera S.A. (ACER) has been valued at cost value, which was calculated as a difference between the value paid for such investment and the estimated current value of the assets added. The Company is currently analyzing the current value assigned to the assets acquired in line with the guidelines of Technical Resolution No. 21.

The amortization of the goodwill of ACER will be calculated in accordance with the duration of the project (Note 12), which was established in 35 year´s term with an option of 29 additional years. The goodwill of the project will be amortized as from the start.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

3. Other Investments

-	Investments in debt securities

IRSA’s Convertible Bonds were valued taking into account the face value at period-end in dollars, at the sellers’ exchange rate plus interest accrued as of the date of these financial statements.

BrasilAgro – Companhia Brasileira de Propiedades Agrícolas (undergoing incorporation process)

The investment in BrasilAgro has been valued at incurred cost as it is currently under capitalization stage.

-	Other investments

The remaining investments correspond to non-listed securities and were valued at their restated cost as of February 28, 2003 (Note 1.c.).

l.	Fixed assets

-	Purchase value

Valued at cost restated applying the coefficients mentioned in Note 1.c., based on the corresponding dates of origin.

-	Depreciation

Calculated by the straight-line method based on the estimated useful lives of the assets as from the period of addition.

-	The carrying value

The carrying value of fixed assets does not exceed their recoverable value at the end of the period.

m.	Shareholders’ equity

Initial balances have been restated in accordance with the criteria set forth in Note 1.c. Movements for the period are recorded at their historical values.

n.	Paid-in capital – Related Companies Law No. 19,550 Section 33

Increases or decreases of the equity value of investments in IRSA Inversiones y Representaciones S.A. and Futuros y Operaciones.Com S.A. generated on the basis of changes in their shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in Technical Resolution 17 of the F.A.C.P.C.E. and Resolution CD 243/01 of the C.P.C.E.C.A.B.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 2: (Continued)

o.	Results for the period

Charges for assets consumed are calculated considering the values of the assets.

Holding gain and loans of livestock are disclosed in one line in the Income Statement and in Schedule F and is calculated as explained in note 2.j.1.

Cost of sale is calculated by inventory difference and cattle and corns production is disclosed in Schedule F (see notes 2.j.1 and 2.j.2)

The remaining results for the period are disclosed in the paid cost.

The income statement shows the financial gains and losses, discriminating those generated by assets and those generated by liabilities.

p.	Income Tax

The Company has recognized the income tax on the basis of the deferred tax liability method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of livestock and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

q.	Tax on minimum presumed income

The Company determines the tax on minimum presumed income applying the prevailing rate of 1% on computable assets at period-end. This tax is supplementary to the income tax. The Company’s tax liability for each period will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds the income tax in any period, such excess may be computed as payment on account of the income tax that may be payable in any of the following ten fiscal years.

r.	Revenue recognition

Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 3: COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial periods was as follows:

	Authorized Pesos	Subscribed Pesos	Paid in Pesos
Common and treasury stock at June 30, 2003	124,098,095	124,098,095	124,098,095
Incentive Plan (Note 12) - Fiscal Year 2004	332,437	332,437	332,437
Conversion of bonds in common stock (Note 13) - Fiscal Year 2004	13,136,577	13,136,577	13,136,577
Exercise of Warrants (Note 13) - Fiscal Year 2004	12,965,710	12,965,710	12,965,710
Incentive Plan (Note 12) - Fiscal Year 2005	240,000	240,000	240,000
Conversion of bonds in common stock (Note 13) – Fiscal Year 2005	5,918,871	5,918,871	5,918,871
Exercise of Warrants (Note13) - Fiscal Year 2005	6,092,889	6,092,889	6,092,889
Conversion of bonds in common stock (Note 13) - Fiscal Year 2006-1st , 2nd and 3rd quarter	8,798,601	8,798,601	8,798,601
Exercise of Warrants (Note13) -Fiscal Year 2005-2006 1st, 2nd and 3rd quarter	4,616,416	4,616,416	4,616,416

Common and treasury stock at 2005	176,199,596	176,199,596	176,199,596

As of March 31, 2006, the capital authorized to be publicly offered is formed of 176,199,596 common, book-entry shares of Ps.1 par value each and entitled to one vote per share, all of which were outstanding.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4: DERIVATIVE FINANCIAL INSTRUMENTS

At March 31, 2006 the Company had arranged futures and options on the Futures Market as follows:

Cereal	Tons	Margins Ps.	Premium paid or (collected) Ps.	Premium at fair value Ps.	Gain (loss) for valuation at fair value Ps.
Futures
Purchase
Corn	14,700	34,070	—	—		298,518

Sell
Corn	2,924	25,553	—	—		(24,776)
Soybean	6,600	200,772	—	—		12,016
Wheat	1,700	36,200	—	—		2,434
U$S					(a)	5,554

Options
Purchase Call
Corn	6,350	—	106,470	65,590		(40,880)
Soybean	2,040	—	9,240	6,271		(2,969)
Wheat	6,800	—	153,621	98,809		(54,812)

Sell Call
Corn	11,430	—	(97,724)	(130,609)		(32,885)
Soybean	16,120	26,316	(393,361)	(188,243)		205,118
Wheat	6,800	—	(86,697)	(49,405)		37,292

Purchase Put
Corn	17,780	—	102,287	51,711		(50,576)
Soybean	25,980	(2,807)	818,024	635,145		(182,879)

Sell Put
Corn	6,350	—	(17,111)	(3,802)		13,309
Wheat	6,800	—	(94,302)	(106,410)		(12,108)

Total	132,374	320,824	500,447	379,057		172,356

(a)	Corresponds to 5,048,886 dollars. The gain generated as of March 31, 2006 is included in financial results of the income statement.

Crops:

As of March 31, 2006 and 2005 the Company charged to income Ps. 438,424 (gain) and Ps. 2,924,090 (loss), respectively, to reflect the closing of the transactions carried out during those periods. These results are disclosed under the cost of crops in a line of Schedule F.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 4: (Continued)

At March 31, 2005 the Company had arranged futures and options on the Forward Market as follows:

Cereal	Tons	Margins Ps.	Premium paid or (collected) Ps.	Premium at fair value Ps.	Gain (loss) for valuation at fair value Ps.
Futures
Sell
Corn	31,750	—	—	—	19,778
Soybean	9,200	264,684	—	—	(47,263)
Wheat	3,800	76,528	—	—	(14,627)

Purchase
Silver	—	—	—	—	(291,781	)(a)

Options
Purchase Call
Corn	31,750	—	270,424	151,035	(119,389)
Soybean	11,560	—	350,437	246,923	(103,514)

Sell Call
Corn	46,355	—	(327,385)	(258,017)	69,368
Soybean	28,380	15,205	(563,174)	(470,887)	92,287
Wheat	3,920	24,167	(73,339)	(120,361)	(47,022)

Purchase Put
Corn	14,605	—	273,301	300,810	27,509
Soybean	16,820	(115)	783,399	811,001	27,602

Total	198,140	380,469	713,663	660,504	(387,052)

(a)	Corresponds to 705,000 troyan ounces. The loss generated as of March 31, 2005 is included in financial results of the Income statement.

NOTE 5: MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (formerly called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

On November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management contract is held by Consultores Asset Management S.A.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 5: (Continued)

The financial statements as of March 31, 2006 and 2005 include a charge in the Statement of Income of Ps. 2,600,512 and Ps. 6,905,699 and a provision of the same amounts as the mentioned dates respectively.

NOTE 6: INCOME TAX – DEFERRED TAX

The following tables show the evolution and composition of deferred tax Assets and Liabilities.

-	Deferred assets as of March 31, 2006:

	Cumulative tax loss carryforwards	Other	TOTAL
Initial Balance	2,367,216	494,355	2,861,571
Income Tax expense	(364,410)	(454,795)	(819,205)

Closing Balance	2,002,806	39,560	2,042,366

-	Deferred liabilities as of March 31, 2006:

	Fixed Assets	Inventories	Investments	Accruals	Others	TOTAL
Initial Balance	(22,615,009)	(14,240,940)	(2,730,064)	(1,271,064)	9,282	(40,847,795)
Income Tax expense	(4,575,451)	(517,132)	(5,419,220)	(283,566)	—	(10,795,368)

Closing Balance	(27,190,460)	(14,758,072)	(8,149,284)	(1,554,630)	9,282	(51,643,163)

As of March 31, 2006, net liabilities at period-end as per the information included in the preceding tables amount to Ps. 49,600,797.

Below is a conciliation between the Income Tax expensed and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	March 31, 2006	March 31, 2005
Net Income before income tax	41,758,555	95,168,215
Tax rate	35%	35%

Net income at tax rates:	14,615,494	33,308,875
Permanent differences at tax rate:
Restatement into constant currency	1,583,160	4,066,732
Penalties	1,050	159
Donations	7,827	3,050
Amortization FYO Goodwill	—	83,465
Gain from purchase and sale of stock	—	2,398,665
Loss from controlled and related companies	(3,626,218)	(7,410,276)
Personal asset tax	467,200	1,157,197
Conversion of notes in common stock	5,419,175	1,509,585
Miscellaneous permanent differences	(86,160)	(2,100,532)

Income tax expense	18,381,528	33,016,920

During this period the Income Tax rate was 35%.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

Cumulative tax loss carryforwards recorded by the Company pending utilization at period-end amount to approximately Ps. 2,002,806 and may be offset against taxable income of future periods, as follows:

NOTA 6: (Continued)

Origination year	Amount	Expiration Year
2003	1,839,952	2008
2005	162,854	2010

-	Deferred assets as of March 31, 2005:

	Cumulative tax loss carryforwards	Provisions	Others	TOTAL
Initial Balance	2,224,649	20	1,191	2,225,860
Income Tax expense	(20,840)	—	80,289	59,449

Closing Balance	2,203,809	20	81,480	2,285,309

-	Deferred liabilities as of March 31, 2005:

	Fixed Assets	Inventories	Investments	Accruals	TOTAL
Initial Balance	(13,522,161)	(11,545,458)	(1,220,989)	(1,069,822)	(27,358,430)
Income Tax expense	(4,308,268)	(2,535,921)	(1,509,115)	(535,336)	(8,888,640)

Closing Balance	(17,830,429)	(14,081,379)	(2,730,104)	(1,605,158)	(36,247,070)

As of March 31, 2005, the net liability related to the schedule detailed is an amount of Ps. 33,961,761.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a.	Balances at March 31, 2006 and 2005 and June 30, 2005 with Subsidiaries, related companies and related parties:

	March 31, 2006	June 30, 2005	March 31, 2005
IRSA Inversiones y Representaciones S.A.(3)
Current Investments
-Interest of Convertible Bonds 2007-IRSA (U$S)	2,604,146	1,078,320	3,338,226
Non-Current Investments
-Convertible Bonds 2007-IRSA (U$S)	86,166,588	105,487,796	106,583,963
Current other receivables	1,331	—	—
Non-current other receivables	176,656	—	—
Current Trade accounts payable	—	43,822	159,268

Inversiones Ganaderas S.A.(1)
Current Trade accounts receivable	—	30,814	10,348
Non-current other receivables	1,257,743	—	—
Current trade accounts payable	147,642	—	—
Current Other debts	—	1,605,463	1,630,854
Non-Current Other debts	—	14,911	203,432

Futuros y opciones.Com S.A.(1)
Current Trade accounts receivable	757,729	897,389	693,540
Current Other receivables	23,603	23,603	23,603
Current Other debts	—	—	102,896

Cactus Argentina S.A.(3)
Current Trade accounts receivable	38,921	785,849	45,164
Current Other receivables	370,781	332,209	1,363,965
Non-current other receivables	19,628	—	—
Current Trade accounts payable	415,222	—	413,804

Agro-Uranga S.A.(3)
Current Other receivables	160,609	39,993	694,981

Fundación IRSA (4)
Current Trade accounts payable	1,900,000	1,900,000	1,177,988

Inversora Bolívar (4)
Current Trade accounts payable	105,180	5,445	6,777

Alto Palermo S.A.(4)
Non-current other receivables	686,996	—	—
Current Trade accounts payable	60,409	193,053	74,664

Alto City com (4)
Current Trade Payable	900	—	298

Agropecuaria Cervera S.A (4)
Current other receivables	14,398	—	—
Non- current other receivables	364,917	—	—

Consultores Asset Management S.A.(4)
Management Fees	2,600,513	8,239,263	6,905,699

Credits to employees (4)
Current credits to Senior management, directors and staff of the company	71,942	29,397	35,114

Estudio Zang, Bergel & Viñes (4)
Current Trade accounts payable	163,592	21,092	75,154

Directors (4)
Current other receivables	10,940	—	—
Current trade accounts payable	—	—	2,159
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G)	—	—	—
Directors	3.130	992	3,049
Non Current Loans
Convertible Bonds 2007 (Schedule G)
Directors	103,555	98,100	98,011
Other current debts	32,400	3,393	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: (Continued)

	March 31, 2006	June 30, 2005	March 31, 2005
Shareholders (2)
Current Loans
Convertible Bonds 2007 Interest payable (Schedule G)
Shareholders	1,715,922	706,891	2,173,764
Non-Current Loans
Convertible Bonds 2007 (Schedule G)
Shareholders	56,776,844	69,934,463	69,870,974

(1)	Controlled company
(2)	Shareholder
(3)	Related company
(4)	Related party

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 7: (Continued)

b.	Gain and losses provided by Subsidiaries, related companies and related parties corresponding to the periods ended at March 31, 2006 and 2005.

Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:

	Year	Sales and Fees for shared services	Interest paid	Salaries	Fees	Livestock expenses	Interest income	Administrative services	Others
Shareholders	2006	—	(3,375,552)	—	—	—	—	—	—
	2005	—	(4,424,774)	—	—	—	—	—	—
Agro-Uranga S.A.	2006	—	—	—	—	—	—	—	28,001
	2005	—	—	—	—	—	—	—	106,780
Alto Palermo S.A.	2006	(464,856)	—	—	—	—	—	—	—
	2005	(89,961)	—	—	—	—	—	—	—
Consultores Asset Management S.A.	2006	—	—	—	—	—	—	—	—
	2005	—	—	—	—	—	—	—	—
Cactus Argentina S.A.	2006	—	—	—	—	(2,048,973)	22,134	100,640	6,659
	2005	—	—	—	—	(3,545,306)	17,101	108,720	28,573
Directors	2006	—	(6,157)	(2,458,174)	(185,724)	—	—	—	—
	2005	—	(6,207)	(193,269)	(90,169)	—	13,772	—	—
Estudio Zang, Bergel & Viñes	2006	—	—	—	(201,212)	—	—	—	—
	2005	—	—	—	(95,104)	—	—	—	—
Fundación IRSA	2006	—	—	—	—	—	—	—	—
	2005	—	—	—	—	—	—	—	—
Futuros y opciones.Com S.A.	2006	—	—	—	—	—	—	123,300	(75,048)
	2005	—	—	—	—	—	—	28,800	(608)
Inversiones Ganaderas S.A.	2006	—	(121,134)	—	—	—	28,549	52,497	(119,194)
	2005	—	(92,935)	—	—	—	—	60,136	132,569
Inversora Bolívar S.A.	2006	—	—	—	—	—	—	—	(79,569)
	2005	—	—	—	—	—	—	—	(125,329)
IRSA Inversiones y Representaciones S.A.	2006	(18,640)	—	—	—	—	6,239,486	—	—
	2005	(104,113)	—	—	—	—	7,994,072	—	—
Credits to employees	2006	—	—	—	—	—	3,038	—	—
	2005	—	—	—	—	—	14,793	—	—
Senior Management	2006	—	—	(998,015)	—	—	—	—	—
	2005	—	—	(864,019)	—	—	—	—	—

Total 2006		(483,496)	(3,502,843)	(3,456,189)	(386,936)	(2,048,973)	6,293,207	276,437	(239,151)

Total 2005		(194,074)	(4,523,916)	(1,057,288)	(185,273)	(3,545,306)	8,039,738	197,656	141,985

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: Details of balance sheet and income statement accounts

a.	Cash and banks

	March 31,	June 30,	March 31,
	2006	2005	2005
	Pesos	Pesos	Pesos
Cash	50,806	25,360	34,138
Foreign currency (Schedule G)	88,912	74,354	75,139
Local currency checking account	439,391	1,728,632	318,678
Foreign currency checking account (Schedule G)	8,182,807	3,854,669	6,282,300
Local currency saving account	28,197	17,505	15,115
Foreign currency saving account (Schedule G)	6,357	8,026,165	11,252,686
Checks to be deposited	304,826	80,587	184,305

	9,101,296	13,807,272	18,162,361

b.	Investments and Goodwill

	March 31,	June 30,	March 31,
	2006	2005	2005
	Pesos	Pesos	Pesos
Investment
Investment (Schedule C and G)	7,152,314	59,425,172	99,805,081

	7,152,314	59,425,172	99,805,081

Investment
Investment on controlled and related companies (Schedule C)	341,441,146	306,089,140	318,339,764

	341,441,146	306,089,140	318,339,764

Other investments
Other investments (Schedule C and G)	86,946,920	105,508,513	106,604,680

	86,946,920	105,508,513	106,604,680

Goodwill
Goodwill (Schedule C)	(18,694,399)	(30,430,822)	43,320,138

	(18,694,399)	(30,430,822)	43,320,138

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

c.	Trade accounts receivable

	March 31,	June 30,	March 31,
	2006	2005	2005
	Pesos	Pesos	Pesos
Current
Accounts receivable in local currency	5,870,446	7,099,969	3,937,855
Less:
Allowance for doubtful accounts (Schedule E)	(356,214)	(356,214)	(345,709)
Accounts receivable in foreign currency (Schedule G)	161,861	948,593	989,156
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	30,814	10,348
Futuros y Opciones.Com S.A.	757,729	897,389	693,540
Cactus Argentina S.A.	38,921	785,849	45,164

	6,472,743	9,406,400	5,330,354

d.	Other receivables

	March 31,	June 30,	March 31,
	2006	2005	2005
	Pesos	Pesos	Pesos
Current
Prepaid leases	125,465	6,512,492	165,910
Income tax credit and advances (net of accrual) (1)	7,425,960	—	—
Guarantee deposits and premiums (Schedule G)	1,557,857	2,675,032	1,951,565
Secured by mortgage (Schedule G)	3,141,226	8,217,166	8,164,858
Prepaid expenses	649,087	2,045,319	973,269
Tax prepayments (net of accruals)	2,951,166	1,063,379	2,481,699
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Cactus Argentina S.A. (Schedule G)	370,781	332,209	1,363,965
Futuros y Opciones.Com S.A.	23,603	23,603	23,603
Agropecuaria Cervera S.A.	14,398	—	—
IRSA Inversiones y Representaciones S.A	1,331	—	—
Agro-Uranga S.A.	160,609	39,993	694,981
Credits to employees	71,942	29,397	35,114
Directors	10,940	—	—
Others (Schedule G)	297,991	415,208	215,325

	16,802,356	21,353,798	16,070,289

Non-current
Secured by mortgage (Schedule G)	8,254,430	—	—
Tax prepayments	5,672,316	6,328,177	5,080,327
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	1,257,743	—	—
Cactus Argentina S.A.	19,628	—	—
Agropecuaria Cervera S.A	364,917	—	—
Alto Palermo S.A. (Schedule G)	686,996	—	—
IRSA Inversiones y representaciones S.A	176,656	—	—
Prepaid leases	—	75,915	75,916
Others	98,142	—	—

	16,530,828	6,404,092	5,156,243

(1)	Accrual for income tax amounts to Ps 6,605,519 as of March 31, 2006. Comparative figures are presented in Taxes Payable.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

e.	Inventories

	March 31,	June 30,	March 31,
	2006	2005	2005
	Pesos	Pesos	Pesos
Current
Livestock	12,445,288	13,099,574	12,745,725
Crops	14,800,090	24,930,778	12,077,749
Unharvested crops	18,025,519	826,336	17,777,895
Seeds and fodder	294,515	319,169	500,487
Materials and others	3,074,943	4,024,658	2,579,838
Advances to suppliers	623,214	446,701	576,940

	49,263,569	43,647,216	46,258,634

Non-Current
Livestock	57,206,925	48,743,639	49,804,357

	57,206,925	48,743,639	49,804,357

f.	Trade accounts payable

	March 31,	June 30,	March 31,
	2006	2005	2005
	Pesos	Pesos	Pesos
Current
Suppliers in local currency	3,972,974	3,292,862	3,905,339
Suppliers in foreign currency (Schedule G and Note 11) (1)	9,777,918	6,580,931	2,302,374
Interest to be accrued (Schedule G) (2)	(272,250)	—	—
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversora Bolívar S.A.	105,180	5,445	6,777
Alto Palermo S.A.	60,409	193,053	74,664
Inversiones Ganaderas S.A	147,642	—	—
Alto City.Com S.A	900	—	298
IRSA Inversiones y Representaciones S.A.	—	43,822	159,268
Cactus Argentina S.A.	415,222	—	413,804
Estudio Zang, Bergel & Viñes	163,592	21,092	75,154
Fundación IRSA	1,900,000	1,900,000	1,177,988
Directors	—	—	2,159
Accrual for other expenses (Schedule G)	4,363,952	4,906,044	2,273,748
Accrual for cereal expenses	652,780	50,461	328,644

	21,288,319	16,993,710	10,720,217

Non-Current
Accrual for other expenses (Schedule G)	981,422	—	—

	981,422	—	—

(1)	Includes as of March 31, 2006 U$S 2,500,000 for the acquisition of farm “San Pedro” corresponding to suppliers in foreign currency secured by mortgage. See Note 11.
(2)	Corresponds to the liability mentioned in (1).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

g.	Loans

	March 31,	June 30,	March 31,
	2006	2005	2005
	Pesos	Pesos	Pesos
Current
Local financial loans (Note 16)	34,014,572	10,315,556	22,554.698
Convertible Bonds 2007 Interest payable (Schedule G)	1,602,388	476,343	1,468,115
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	1,715,992	706,891	2,173,764
Directors	3,130	992	3,049

	37,336,082	11,499,782	26,199,626

Non-Current
Convertible Bonds 2007 (Schedule G)	53,022,519	45,815,657	47,189,423
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Shareholders	56,776,844	69,934,463	69,870.974
Directors	103,555	98,100	98,011
Convertible Bonds 2007 expenses	(701,821)	(1,154,667)	(1,277,019)

	109,201,097	114,693,553	115,881,389

h.	Salaries and social security payable

		June 30,	March 31,
	March 31,	2005	2005
	2006	Pesos	Pesos
Current
Accrual for Vacation and statutory annual bonus	912,933	1,288,720	760,536
Social security taxes payable	115,335	185,771	111,169
Salaries payable	13,205	79,095	27,545
Health care payable	11,777	5,129	10,093
Others	5,485	5,932	3,808

	1,058,735	1,564,647	913,151

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 8: (Continued)

i.	Taxes payable

	March 31,	June 30,	March 31,
	2006	2005	2005
	Pesos	Pesos	Pesos
Current
Accrual for income tax	—	24,772,007	24,289,677
Advances to Income tax	—	(5,148,500)	(2,651,051)
Property tax payable	213,307	80,510	80,182
Taxes withheld for income tax	23,485	95,772	30,590
Gross sale tax payable	74,957	204,677	71,128
Taxes withheld-Value Added Tax	12,710	36,248	10,032
Others (1)	1,335,539	682	1,614,133

	1,659,998	20,041,396	23,444,691

Non-Current
Deferred tax	49,600,797	37,987,388	33,961,761

	49,600,797	37,987,388	33,961,761

(1)	Includes shareholders personal assets tax.

j.	Other debts

	March 31,	June 30,	March 31,
	2006	2005	2005
	Pesos	Pesos	Pesos
Current
Security transactions payable (Schedule G)	—	4,180,593	—
Advances from customers in foreign currency (Schedule G)	—	2,055,200	7,889,200
Management fees accrual (Note 5)	2,600,512	8,239,263	6,905,699
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	1,605,463	1,630,854
Directors	32,400	3,393	—
Futuros y Opciones.Com S.A (Note 2.k)	—	—	102,896
Others	20,300	20,299	117,500

	2,653,212	16,104,211	16,646,149

Non-current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
Inversiones Ganaderas S.A.	—	14,911	203,432

	—	14,911	203,432

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9:

a)	Assets based on their estimated collection term

	Current and non-current Investment			Trade accounts receivable			Other receivables
Based on their estimated collection term	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005
4th quarter 2005/2004 financial period	—	—	3,338,226	—	—	5,330,354	—	—	3,614,587
1st quarter 2006/2005 financial period	—	—	—	—	9,406,400	—	—	9,516,252	8,164,858
2nd quarter 2006/2005 financial period	—	1,078,320	—	—	—	—	—	781,889	442,270
3rd quarter 2006/2005 financial period	—	—	—	—	—	—	—	4,108,583	—
4th quarter 2006/2005 financial period	2,604,146	—	—	6,472,743	—	—	5,482,770	—	—
1st quarter 2007/2006 financial period	—	—	—	—	—	—	2,713,837	—	—
2nd quarter 2007/2006 financial period	—	—	—	—	—	—	7,522,095	—	—
3rd quarter 2007/2006 financial period	—	—	—	—	—	—	427,389	—	—
4th quarter 2007/2006 financial period	—	—	—	—	—	—	2,944	—	—
1st quarter 2008/2007 financial period	—	—	—	—		—	2,173,398	—	—
2nd quarter 2008/2007 financial period	86,166,588	105,487,796	106,583,963	—	—	—	2,944	—	—
3rd quarter 2008/2007 financial period	—	—	—	—	—	—	430,333	—	—
4th quarter 2008/2007 financial period	—	—	—	—	—	—	2,944	—	—
1st quarter 2009/2008 financial period	—	—	—	—	—	—	2,173,399	—	—
2nd quarter 2009/2008 financial period	—	—	—	—	—	—	1,964	—	—
1st quarter 2010/2009 financial period	—	—	—	—	—	—	1,743,066	—	—
1st quarter 2011/2010 financial period	—	—	—	—	—	—	1,743,066	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	4,548,168	58,346,852	96,466,855	—	—	—	656,265	6,947,074	3,848,574
With no stated non-current term	780,332	20,717	20,717	—	—	—	8,256,770	6,404,092	5,156,243

Total	94,099,234	164,933,685	206,409,761	6,472,743	9,406,400	5,330,354	33,333,184	27,757,890	21,226,532

b)	Assets classified according to their interest rate

	Current and non-current Investment			Trade accounts receivable			Other receivables
Interest rate accrued	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005
At fixed interest rate	86,166,588	105,487,796	106,583,963	—	—	—	11,213,240	8,197,487	8,281,716
At variable interest rate	4,548,168	58,346,852	94,021,531	—	—	—	2,449,378	2,314,696	910,592
Non-interest bearing	3,384,478	1,099,037	5,804,267	6,472,743	9,406,400	5,330,354	19,670,566	17,245,707	12,034,224

Total	94,099,234	164,933,685	206,409,761	6,472,743	9,406,400	5,330,354	33,333,184	27,757,890	21,226,532

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 9: (Continued)

Liabilities based on their estimated payment term :

	Trade accounts payable			Loans			Salaries and social security payable
Base don their estimated payment term	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005
4th quarter 2005/2004	—	—	10,720,217	—	—	16,086,293	—	—	428,826
1st quarter 2006/2005	—	12,685,710	—	—	10,315,556	10,113,333	—	1,564,647	484,325
2nd quarter 2006/2005	—	4,308,000	—	—	1,184,226	—	—	—	—
3rd quarter 2006/2005	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005	14,010,819	—	—	3,321,510	—	—	295,633	—	—
1st quarter 2007/2006	7,277,500	—	—	13,398,902	—	—	588,579	—	—
2nd quarter 2007/2006	—	—	—	—	—	—	—	—	—
3rd quarter 2007/2006	—	—	—	—	—	—	174,524	—	—
4th quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007	—	—	—	109,201,097	114,693,553	115,881,389	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	20,615,670	—	—	—	—	—
With no stated non-current term	981,422	—	—	—	—	—	—	—	—

Total	22,269,741	16,993,710	10,720,217	146,537,179	126,193,335	142,081,015	1,058,735	1,564,647	913,151

	Taxes payable			Other debts			Provisions
Base don their estimated payment term	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005
4th quarter 2005/2004	—	—	1,806,065	—	—	7,023,199	—	—	—
1st quarter 2006/2005	—	417,889	—	—	14,498,748	7,889,200	—	—	—
2nd quarter 2006/2005	—	19,623,507	21,638,626	—	1,605,463	1,630,854	—	—	—
3rd quarter 2006/2005	—	—	—	—	—	—	—	—	—
4th quarter 2006/2005	1,659,998	—	—	2,653,212	—	—	—	—	—
1st quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2007/2006	—	—	—	—	14,911	203,432	—	—	—
3rd quarter 2007/2006	—	—	—	—	—	—	—	—	—
4th quarter 2007/2006	—	—	—	—	—	—	—	—	—
2nd quarter 2008/2007	—	—	—	—	—	—	—	—	—
Overdue	—	—	—	—	—	—	—	—	—
With no stated current term	—	—	—	—	—	102,896	—	—	—
With no stated non-current term	49,600,797	37,987,388	33,961,761	—	—	—	68,243	65,871	—

Total	51,260,795	58,028,784	57,406,452	2,653,212	16,119,122	16,849,581	68,243	65,871	—

Liabilities classified according to their interest rate:

	Trade accounts payable			Loans			Salaries and social security payable
Interest rate that they accrue	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005
At fixed interest rate	6,552,112	—	—	143,917,490	126,163,776	139,713,106	—	—	—
At variable interest rate		—	—	—	—	—	—	—	—
Non-interest bearing	15,717,629	16,993,710	10,720,217	2,619,689	29,559	2,367,909	1,058,735	1,564,647	913,151

Total	22,269,741	16,993,710	10,720,217	146,537,179	126,193,335	142,081,015	1,058,735	1,564,647	913,151

	Taxes payable			Other debts			Provisions
Interest rate that they accrue	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005	March 31, 2006	June 30, 2005	March 31, 2005
At fixed interest rate	—	—	—	—	1,558,734	1,798,011	—	—	—
At variable interest rate	—	—	—	—	—	—	—	—	—
Non-interest bearing	51,260,795	58,028,784	57,406,452	2,653,212	14,560,388	15,051,570	68,243	65,871	—

Total	51,260,795	58,028,784	57,406,452	2,653,212	16,119,122	16,849,581	68,243	65,871	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 10: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the C.N.V., 5% of the net and realized profit for the period plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 11: PURCHASE AND SALE OF FARMS

a)	On July 25, 2005 the Company signed the deed of sale of the farm “El Gualicho” with a surface area of 5,727 hectares, located in the Department of General Roca and Presidente Roque Saenz Peña, Province of Córdoba. The agreed sale price was U$S 5,727,083. The sale generated a gain of Ps. 9,872,997.

b)	On September 1, 2005 the Company signed the deed for the purchase of the farm “San Pedro” of 6,022 hectares located in the Department of Uruguay, Province of Entre Ríos. The purchase price was U$S 16,000,000. This agreement generated a debt of U$S 6,500,000 of which U$S 4,000,000 was cancelled on December 14, 2005. The remaining balance will be paid on September 1, 2006.

NOTE 12: INVESTMENTS IN COMPANIES

a) On December 27, 2005, the Company and its subsidiary Inversiones Ganaderas S.A. have acquired the capacity of shareholders of Agropecuaria Cervera S.A. (ACER), by subscribing an agreement to exchange goods.

The shareholders transferred the ACER shares in the following proportions: a) in favor of Cresud thirty six thousand (36,000) common shares, registered, non-endorsable, class A, of pesos one (Ps. 1) par value with right to five (5) votes each; and b) in favor of IGSA four thousand (4,000) common shares, registered, non-endorsable, class A, of pesos one (Ps. 1) par value with right to five (5) votes each.

We would mention that ACER has, among other goods and rights, the concession of starting into production of an integral development project including biologic, economic and social issues on several buildings located in the Department of Anta, Province of Salta. The company has been duly authorized to carry out an outstanding crop farming, cattle and forestry project.

As consideration for the exchange referred to above, the actions that follow were effected:

•	Cresud transferred 3,580,886 Negotiable Obligations convertible into common shares, with 8% annual interest, maturing in year 2007, having options in a face value of one US dollar each, issued by IRSA Inversiones y Representaciones S.A.

•	The Company paid the amount of pesos Nine hundred and sixty two thousand five hundred and twenty three (Ps. 962,523) with consideration in the contribution made to the company in ACER. As part of the price, the Company paid US dollar Seven hundred thousand (U$S 700,000), staying such contribution in guarantee for future contingencies during a two-year term.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 12 (continued):

b) During the current period, the Company has transferred funds to pay the expenses included in the Board´s decision related to the possibility of making an agricultural investment in Brazil through a specific legal means. To such purpose, a company named BrasilAgro - Companhia Brasileira de Propiedades Agrícolas is currently undergoing the incorporation process stages. The funds provided by the Company grant the right to participate in the capital of the specific legal means referred to above. Such investment is of Ps. 759,615 and is disclosed in Other investments (see note 19).

NOTA 13: STOCK OPTION PLAN

As resolved upon at the General Extraordinary Shareholders’ Meeting at second call held on November 19, 2001 and in accordance with the resolutions adopted by the Board of Directors at its meeting dated December 7, 2001, the shareholders approved a Stock Option Plan (the “Plan”) relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the “Shares”) during a 30-day period covering 4,614,643 shares.

The stock balance remaining after expiration of the preemptive and accretion periods is intended to be offered under the Incentive Plan approved at the above mentioned Shareholders’ Meeting, at Ps.1 (one peso) par value, plus interest accrued as from actual exercise at a six-months LIBOR rate per annum. In accordance with the terms approved at the referred Shareholders’ Meeting, from a legal standpoint the implementation of the Plan is made by means of the transfer of the Shares in trust. From this balance, two thirds of the options relating to the Shares under the Plan were allocated for distribution by the Company’s Board of Directors among certain executive officers.

The remaining third was set aside for allotment by the Company’s Board of Directors among any employees or executives at the time of allotment and 6 (six) months after the initial allotment, and up to 3 (three) months before the expiration of the exercise period.

In January 2002 an aggregate of 2,353 shares of Ps.1 par value each were issued under the preferred offering of treasury stock.

In April and June 2002, an aggregate of 480,000 shares of Ps.1 par value each were issued to executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2003, an aggregate of 3,559,853 shares of Ps.1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

During the fiscal year ended on June 30, 2004, an aggregate of 332,437 shares of Ps.1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 13: (Continued)

During the fiscal year ended on June 30, 2005, an aggregate of 240,000 shares of Ps.1 per value each were issued to directors and executive officers of the Company under the preferred offering of treasury stock. As of that date, there was no pending exercise balance.

NOTE 14: ISSUANCE OF CONVERTIBLE BONDS

The Shareholders meeting held on March 8, 2002 approved:

a)	The issue of simple convertible bonds, non-convertible into shares of the Company, for an amount of up to U$S 50,000,000 (or its equivalent in other currencies) for a maximum term of 5 years, accruing interest at a fixed rate not to exceed 12%; and/or,

b)	The issuance of convertible bonds into company’s common stock, for a total amount of U$S 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management’s decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

c)	The subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency. The exercise of the above mentioned would occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

Authorization for the public offer and quotation of convertible bonds has been approved by Resolution No. 14,320 of the Argentine Securities and Exchange Commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to U$S 50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the Warrants price established are as follows:

a)	The conversion price is U$S 0.5078 stocks (U$S 5.0775 ADS), while the Warrant price is U$S 0.6093 stocks (U$S 6.0930 ADS).

b)	For each of Cresud’s convertible bond the holder has the right to convert it to U$S 1.96928 stocks (U$S 0.1969 ADS) and has an option to purchase the same amount of stock at the price of the Warrant.

Convertible bonds and options will be due on November 14, 2007.

Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA’s Convertible Bonds and for the generation of working capital.

During the fiscal year ended on June 30, 2003, 196,084 convertible bonds were converted into 386,140 ordinary shares, which resulted in a Ps. 593,038 increase in the Company’s net shareholders’ equity.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 14: (Continued)

During the fiscal year ended on June 30, 2004, 6,670,763 convertible bonds were converted into 13,136,577 ordinary shares, which resulted in a Ps. 19,364,974 increase in the Company’s net shareholders’ equity. During the same period, 6,583,995 Warrants were exercised, resulting in the issuance of 12,965,710 ordinary shares for Ps. 23,068,638.

During the fiscal year ended on June 30, 2005, 3,005,609 convertible bonds were converted into 5,918,871 ordinary shares, which resulted in an increase of the Company’s net shareholders’ equity of Ps. 8,857,011. In the same period, 3,093,975 warrants were exercised, resulting in the issuance of 6,092,889 common shares for Ps. 10,919,379.

During the current period, 4,467,934 Convertible Bonds were converted into 8,798,601 ordinary shares, which resulted in a Ps. 13,427,766 increase in the Company’s net shareholders’ equity. During the same period, 2,344,218 warrants were exercised, resulting in the issuance of 4,616,416 ordinary shares for Ps. 8,649,027

NOTE 15: PURCHASE AND SALE OF CONVERTIBLE BONDS

During November and December 2002, 49,692,668 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

a)	The conversion price is U$S 0.5571 per share (U$S 5.5713 GDS), while the warrant price is U$S0.6686 per share (U$S 6.6856 GDS)

b)	For each of IRSA’s convertible bond the holder has the right to convert it to 1.7949 shares (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

Due to the distribution of 4,587,285 shares of the company’s portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses.

The conversion price of the convertible bonds went from U$S 0.5571 to U$S 0.54505 and the warrants price went from U$S 0.6686 to U$S 0.6541. Such adjustment was effective as from December 20, 2002.

Convertible bonds and options are due on November 14, 2007.

During the months of July and November 2003 the Company purchased 250,500 Notes, and in May 2004 converted 5,000,000 Convertible Bonds into 9,174,312 common shares.

During the fiscal year ended on June 30, 2004, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps.62.8 million originating the issuance of 27,616,878 ordinary shares with a face value of Ps.1 each. Consequently, the Company holding as of June 30, 2004 amounts to 44,943,168 Convertible Bonds.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 15: (Continued)

In July 2004 the Company purchased 350,000 Convertible Bonds issued by IRSA Inversiones y Representaciones Sociedad Anónima for U$S 511,115.

In March 2005 the Company sold 8,754,271 Convertible Bonds of IRSA Inversiones y Representaciones Sociedad Anónima for a total amount of Ps. 32,499,426. This sale resulted in a profit of Ps. 68,754,172.

During the fiscal year ended on June 30, 2005, third parties bearers of convertible bonds into IRSA’s ordinary stock have exercised their conversion and warrant rights for a total amount of Ps.171.5 million originating the issuance of 99,289,144 ordinary shares with a face value of Ps.1 each. On the other hand, the Company exercised warrants for a total of Ps.17.7 million, resulting in the issuance of 9,174,311 common shares of Ps.1 par value each.

During this period, third party holders of IRSA ´s Convertible Bonds exercised their conversion and warrants rights for a total of Ps. 41.5 million, resulting in the issuance of 17,861,019 common shares of Ps.1 par value each

As a consequence of such conversions and exercise of third parties warrants, the Company’s investment value has decreased in Ps. 5.16 million, such effect being recorded in Paid-In Capital (Related Companies Law No. 19.550 – Section 33) of Shareholders´ Equity (see Note 2.n.).

Likewise, during the current period the Company converted 5,000,000 Convertible Negotiable Obligations into 9,174,312 common shares.

NOTE 16: SALE OF THE INVESTMENT OF IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA IN BANCO HIPOTECARIO S.A. (BHSA) AND ITS FINANCIAL STATEMENTS AS OF MARCH 31, 2006

On August 9, 2005, IRSA sold 2,305,122 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (which was a subsidiary in which IRSA has an interest of 100%) in a total amount of U$S 10,540,000 (equivalent to Ps. 30,281,000). For this transaction IRSA recorded a gain of Ps. 1,845,000

As of December 31, 2005 the Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. Consequently, as of period-end, the total shareholding in Banco Hipotecario is 10,141,015.

NOTE 17: FINANCIAL LOANS

During the present period, the Company has developed a strategy for externally financing the working capital of the production campaign, at adequate rates and conditions through pre-financing exports allowing to develop new business, and the necessary liquidity to take advantage of any potential investment opportunity.

Consequently, as of March 31, 2006, current loans with local financial entities amounted to 34.01 million. The Company was able, therefore, to promote new production projects and to generate a more efficient capital structure.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 18: IGSA’S TAX DEFERRAL

On December 19, 1996, under Decree 1968/96 the province of Catamarca approved the investment project submitted by Inversiones Ganaderas S.A., and conferred to it the benefits of Law 22,021 as amended by Law No. 22,702 subject to the conditions and scope detailed in the referred Decree.

The project is oriented towards the livestock business, and requires a total minimum investment of Ps. 1,600,002 to be made over a three year term. The investor is given the choice of deferring the payment of the amounts payable as income tax and value added tax. The amount of the deferred tax will be equal to 75% the direct capital contribution, i.e., Ps. 1,200,000. Deferred amounts do not accrue interest and are repayable in five consecutive annual payments as from the sixth fiscal year following the start-up date of the project that enjoys the benefit.

On October 15, 2002, Cresud S.A deferred the balance assessed in the value added tax return for fiscal period 9/2002 for the sum of Ps. 540,000.

On December 30, 2003, given the significant benefit granted under Decree 384/2003 to those taxpayers who early repay deferred tax liabilities, Cresud S.A repaid the deferred amount, for the sum of Ps. 249,317. To date it has still not made use of the remaining sums available under the project.

NOTE 19: SUBSEQUENT EVENTS

•	Conversion of Convertible Negotiable Obligations

On April 13, 2006 the Company converted 15,958,011 of Convertible Negotiable Obligations of IRSA Inversiones y Representaciones S.A. and increased its share from 22.6% to 28.1%.

•	Warrants

On April 28, 2006, the shareholder Inversiones Financieras del Sur S.A. (IFISA) notified the Company that it will deposit the amount of US$ 7,000,000 as advance payment for exercising 5,833,908 warrants the next date in which options will be exercised, that is June 30, 2006

Once such options are exercised, IFISA will receive 11,488,593 common shares to be converted into 1,148,859 ADRs.

•	BrasilAgro – Companhia Brasileira de Propiedades Agrícolas (BrasilAgro)

Subsequent to the closing of the nine-month period ended March 31, 2006 the National Securities Exchange Commission of Brazil approved the placement under public subscription of Reais 432.0 million equivalent to 432,000 common registered shares with a price of Reais 1,000 per each BrasilAgro’ s share.

These shares were placed in conjunction with the Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying an investment mechanism ruled by the control authorities and with a sales effort abroad, all in compliance with the U.S. Securities Act of 1933 and other regulations established by the Securities and Exchange Commission.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 19: (Continued)

In accordance with the practice of the Brazilian market, BrasilAgro had an option to increase the size of the issue by 20% and Credit Suisse Investment Bank had another option for increasing the issue by 15% (Green shoe). As the placement had demand in excess, both BrasilAgro and Credit Suisse exercised such option up to 583,200 shares equivalent to Reais 583.2 million, which were fully placed.

The BrasilAgro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

In addition to the funds originally contributed Cresud S.A.C.I.F. y A. made contributions during the offer for a total amount of Reais 42.4 million (approximately US$ 20.6 million). In line with such contribution Cresud S.A.C.I.F. y A. has a total of 42.705 shares equivalent to 7.3% of BrasilAgro capital.

As a contribution for having founded the company, Cresud S.A.C.I.F. y A. received 104,902 purchase options to subscribe additional BrasilAgro shares for 15 years at no cost and at the same price of the original offer of shares that is Reais 1,000 adjusted by the IPCA inflation index. Should such option be exercised, Cresud S.A.C.I.F. y A. will be able to acquire 59,726 additional shares and its holding would then be 14.1% of BrasilAgro diluted capital stock.

The BrasilAgro founder partners are Cresud S.A.C.I.F. y A., Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder, Mr. Elie Horn, is the chairman of Cyrela Brazil Realty, one of the largest Brazilian real estate companies. Tarpon has large experience as manager of financial resources and specializes in variable income. Agro Managers and Agro Investment are investment means that people related to Cresud S.A.C.I.F. y A. utilize.

On March 24, 2006, Cresud S.A.C.I.F. y A. entered into a shareholders agreement with Mr. Elie Horn and with Tarpon, which established among other matters that both parties should have a joint vote at the Shareholders´ Meetings and that both parties have a preentive right to acquire shares held by the other party.

The board of directors of BrasilAgro has nine members of which Cresud S.A.C.I.F. y A., in his capacity as founder of the company, has appointed three members, Tarpon and Cape Town other three and complementarily the Company has three independent directors.

BrasilAgro was created for the purpose of replicating Cresud´s Business in Brazil. The Company will be mainly involved in four business lines keeping itins focus on agricultural real estate: (i) sugar cane, (ii) grains and cotton, (iii) forestry activities, and (iv) livestock.

On March 15, 2006, BrasilAgro subscribed a consulting agreement with Parana Consultora de Investimentos. Parana will provide consulting services in matters related, among other, to the purchase and sale of land, transactions in capital markets, hedging policies and mergers and acquisitions.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)

NOTE 19: (Continued)

As consideration for its services, Parana will receive from BrasilAgro a yearly remuneration equivalent to 1% of the capital subscribed of BrasilAgro.

Parana´s shareholders are Tarpon with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

This transaction has a distinctive feature such being the most eloquent expression of our Group returning to the capitals market with the purpose of newly expanding our business and of diversifying our portfolio on an international basis.

In order to finance the investment in Brazil, on May 2, 2006, Cresud S.A.C.I.F. y A. obtained a U$S 8 million loan from Credit Suisse, for a 30 months term accruing interest at the three months LIBOR rate plus 375 basic points. This loan has been secured through a swap operation with Convertible Negotiable Obligations of IRSA in an amount of u$s 10 million. To complete the investment Cresud used short-term loans and its own funds.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Fixed Assets

For the nine-month periods ended March 31, 2006 and 2005 and year ended June 30, 2005

(Notes 1 and 2)

Schedule A

					Depreciation
Principal Account	Value at the beginning of the period/year Pesos	Additions and/or transfers Pesos	Deductions and/or transfers Pesos	Value at the end of the period/year Pesos	Rate %	Accumulated at the beginning of the period/year Pesos	Decrease of the Period /year Pesos	Current period Pesos	Accumulated at the end of the period/year Pesos	Net carrying Value as of March 31 2006 Pesos	Net carrying Value as of June 30, 2005 Pesos	Net carrying Value as of March 31 2005 Pesos
Real estate	123,967,685	22,999,773	5,691,392	141,276,066	—	—	—	—	—	141,276,066	123,967,685	113,949,354
Wire fences	3,738,415	—	181,072	3,557,343	3	685,961	54,868	85,292	716,385	2,840,958	3,052,454	3,164,070
Watering troughs	2,972,393	105,800	254,865	2,823,328	5	932,450	100,736	111,922	943,636	1,879,692	2,039,943	2,104,819
Alfalfa fields and meadows	2,782,001	890,877	1,282,571	2,390,307	12-25-50	1,628,273	1,199,476	401,952	830,749	1,559,558	1,153,728	600,109
Buildings and constructions	5,737,215	23,592,231	58,895	29,270,551	2	1,974,112	10,112	434,580	2.398,580	26,871,971	3,763,103	3,419,066
Machinery	9,463,175	913,350	15,045	10,361,480	10	6,049,081	12,036	711,228	6,748,273	3,613,207	3,414,094	2,120,910
Vehicles	1,454,489	356,093	48,864	1,761,718	20	824,947	48,864	215,918	992,001	769,717	629,542	638,650
Tools	191,545	4,565	—	196,110	10	137,606	—	10,239	147,845	48,265	53,939	52,472
Furniture and equipment	1,067,663	51,448	—	1,119,111	10	682,763	—	80,267	763,030	356,081	384,900	325,516
Corral and leading lanes	622,169	28,215	—	650,384	3	107,126	—	14,623	121,749	528,635	515,043	483,274
Roads	960,053	60,288	25,160	995,181	10	614,320	12,580	72,396	674,136	321,045	345,733	345,003
Facilities	11,455,517	189,413	26,008	11,618,922	10-20-33	4,587,196	24,295	831,530	5,394,431	6,224,491	6,868,321	3,262,867
Computer equipment	969,371	139,310	—	1,108,681	20	668,954	—	107,595	776,549	332,132	300,417	332,691
Silo plants	1,169,114	—	72,595	1,096,519	5	378,719	31,942	44,765	391,542	704,977	790,395	806,163
Constructions in progress	10,719,843	6,904,693	—	17,624,536	—	—	—	—	—	17,624,536	10,719,843	17,786,346
Advances to suppliers	82,879	—	42,368	40,511	—	—	—	—	—	40,511	82,879	284,485

Total as of March 31, 2006	177,353,527	56,236,056	7,698,835	225,890,748		19,271,508	1,494,909	3,122,307	20,898,906	204,991,842

Total as of June 30, 2005	169,076,719	26,396,730	18,119,922	177,353,527		17,529,527	1,872,256	3,614,237	19,271,508		158,082,019

Total as of March 31, 2005	169,076,719	9,297,248	9,255,517	169,118,450		17,529,527	321,295	2,234,423	19,442,655			149,675,795

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Investments

For the nine month periods ended March 31, 2006 and 2005 and year ended June 30, 2005

(Notes 1 and 2)

Schedule C

						INFORMATION ON THE ISSUER
							Latest financial statements
Type and Characteristics of the securities	Amount	Value at March 31, 2006 Pesos	Value at June 30, 2005 Pesos	Value at March 31 30, 2005 Pesos	Market value Pesos	Principal activity	Capital Pesos	Income for the fiscal period Pesos	Shareholders’ Equity Pesos
Current Investments
Mutual Funds
Bony Hamilton in dollars fund	15,325	46,617	52,439,110	93,601,984	3.041978
Banco Río special fund in pesos		—	—	91
Banco Río Plazo Fijo fund in dollars		—	2,395	2,523

		46,617	52,441,505	93,604,598

Notes and Convertible Bonds
Interest of Convertible Bonds 2007 -IRSA (U$S)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.		2,604,146	1,078,320	3,338,226
Bonos Global 2010	110,000	103,732	100,997	95,732	0.943018
Bocon Pro 1	157,647	630	630	630	0.003996
Bonos Arg Discount		—	—	2,445,324
Letes		—	—	320,571
Nobacs	3,000,000	2,982,000	3,003,000	—	0.994000
Bonos Arg Discount 2033		—	1,073,823	—
Bonos Raymond James-interests		—	20,235	—
Mortgage Bonds	1,408,148	1,415,189	1,706,662	—	1.0050000

		7,105,697	6,983,667	6,200,483

Total current investments		7,152,314	59,425,172	99,805,081

Non-current investments
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
AGRO-URANGA S.A.					Unlisted	Agricultural livestock
Shares	893,069	5,573,730	5,344,811	4,932,749			2,500,000	3,773,692	15,624,759
Contribution on account of future subscriptions of shares		7,865	7,865	7,865
Higher value of property		11,179,150	11,179,150	11,179,150

		16,760,745	16,531,826	16,119,764

INVERSIONES GANADERAS S.A.
Shares	11,668,569	10,798,817	10,984,960	11,052,003	Unlisted	Rising and grazing cattle	11,668,570	(915,730)	10,798,842
Contribution on account of future subscriptions of shares			729,586	729,585

		10,798,817	11,714,546	11,781,588

CACTUS ARGENTINA S.A.
Shares	4,337,175	4,493,393	1,160,907	1,054,443	Unlisted	Exploitation and Agriculture and beef cattle products	8,674,350	312,435	8,986,785
Contribution on account of future subscriptions of shares			3,176,268	2,135,618

		4,493,393	4,337,175	3,190,061

FUTUROS Y OPCIONES.COM S.A.
Shares	252,656	327,697	646,150	—	Unlisted	Provide information about consulting services trougth Internet.	360,937	(454,932)	1,068,139
Contribution on account of future subscriptions of shares		420,000	—	—

		747,697	646,150	—

AGROPECUARIA CERVERA S.A.
Shares	36,000	3,858,643	—	—	Unlisted	Agricultural and forestal	40,000	(23,487)	5,582,129
Contribution on account of future subscriptions of shares		1,165,273	—	—

		5,023,916	—	—

IRSA Inversiones y Representaciones S.A.
Shares (Note 14)	87,025,013	303,616,578	272,859,443	287,248,351	3.60	Real Estate	384,302,779	40,906,745	1,340,769,435

		303,616,578	272,859,443	287,248,351

		341,441,146	306,089,140	318,339,764

Other Investments
Convertible Bonds 2007 - IRSA (U$S)
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties:
IRSA Inversiones y Representaciones S.A.	27,958,011	86,166,588	105,487,796	106,583,963
Brasil Agro- Companhia Brasileira de Propiedades Agricolas (in formation)		759,615	—	—
Coprolán		20,717	20,717	20,717	Unlisted

		86,946,920	105,508,513	106,604,680

Goodwill
Goodwill		—	—	164,919
IRSA negative goodwill		(40,605,160)	(30,430,822)	(43,485,057)
Agropecuaria Cervecera S.A. goodwill		21,910,761	—	—

		(18,694,399)	(30,430,822)	(43,320,138)

Total non-current investments		409,693,667	381,166,831	381,624,306

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Allowances and Provisions

For the nine-month periods ended March 31, 2006 and 2005 and the year ended June 30, 2005

(Notes 1 and 2)

Schedule E

Item	Balances at beginning of the period/year Pesos	Increases (1) Pesos	Decreases Pesos	Applications Pesos	Value as of March 31, 2006 Pesos	Value as of June 30 2005 Pesos	Value as of March 31, 2005 Pesos
Deducted from assets
Allowance for doubtful accounts	356,214	—	—	—	356,214	356,214	345,709

Included in liabilities

For pending lawsuits	65,871	2,372	—	—	68,243	65,871	—

Total as of March 31, 2006	422,085	2,372	—	—	424,457

Total as of June 30, 2005	387,067	79,374	(5,824)	(38,532)		422,085

Total as of March 31, 2005	387,067		(2,826)	(38,532)			345,709

(1)	The accounting appropriation is included in Statement of Income, other income and expenses.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Cost of sales

For the nine-month periods ended March 31, 2006 and 2005

(Notes 1 and 2)

Schedule F

	Crops		Beef cattle		Milk		Others		Total
	March 31	March 31	March 31	March 31	March 31	March 31	March 31	March 31	March 31		March 31
	2006	2005	2006	2005	2006	2005	2006	2005	2006		2005
	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos		Pesos
Inventories at the beginning of the period
Beef cattle	—	—	55,019,469	55,198,055	6,823,744	4,150,630	—	—	61,843,213		59,348,685
Crops	24,930,778	8,639,910	—	—	—	—	—	—	24,930,778		8,639,910
Unharvested crops	826,336	1,603,897	—	—	—	—	—	—	826,336		1,603,897
Seeds and fodder	128,575	—	172,941	134,870	17,653	103,508	—	—	319,169		238,378
Materials and others	3,768,385	3,842,219	—		65,430	44,982	190,843	154,393	4,024,658		4,041,594

	29,654,074	14,086,026	55,192,410	55,332,925	6,906,827	4,299,120	190,843	154,393		91,944,154		73,872,464
Holding gain	—	—	1,533,168	8,375,479	375,173	259,170	—	—		1,908,341		8,634,649
(Gain) loss for operations in the commodity markets	(438,424)	2,924,090	—	—	—	—	—	—		(438,424)		2,294,090
Transfer of inventories to expenses	(91,722)	(149,403)	—	—	—	—	—	—		(91,722)		(149,403)
Transfer of inventories to fixed assets	(346,306)	(572,364)	—	—	—	—	(151,928)	(74,348)		(498,234)		(646,712)
Transfer of unharvested crops to expenses	(14,052,802)	(11,608,487)	(382,865)	(400,174)	(1,018,566)	(480,058)	(360,753)	(370,876)		(15,814,986)		(12,859,595)
Recovery of inventories	—	—	317,795	150,440	(317,795)	(150,440)	—	—		—		—
Purchases	28,609,741	27,919,030	7,038,254	3,868,098	3,138,055	929,239	413,022	506,664		39,199,072		33,223,031
Operating expenses (Schedule H)	14,946,376	11,322,950	11,473,945	12,561,709	3,571,080	1,459,122	17,839	26,263		30,009,240		25,370,044
Less:
Inventories at the end of the period
Beef cattle (1)	—	—	(60,524,704)	(57,581,642)	(9,127,509)	(4,968,440)	—	—	(69,652,213)		(62,550,082)
Crops	(14,800,090)	(12,077,749)	—	—	—	—	—	—	(14,800,090)		(12,077,749)
Unharvested crops	(18,025,519)	(17,777,895)	—	—	—	—	—	—	(18,025,519)		(17,777,895)
Seeds and fodder	(20,000)	—	(174,511)	(271,597)	(100,004)	(228,890)	—	—	(294,515)		(500,487)
Materials and others	(2,870,225)	(2,288,977)	—	—	(104,259)	(49,926)	(100,459)	(240,935)	(3,074,943)	(105,847,280)	(2,579,838)	(95,486,051)

Cost of Sales (2)	22,565,103	11,777,221	14,473,492	22,035,238	3,323,002	1,068,897	8,564	1,161		40,370,161		34,882,517

(1)	Includes cattle births of the period
(2)	Includes cattle production amounting to Ps. 17,195,405 as of March 31, 2006 and Ps. 19,787,792 as of March 31, 2005
(2)	Includes corn production amounting to Ps. 16,972,639 as of March 31, 2006 and Ps. 14,303,318 as of March 31, 2005

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

For the nine-month periods ended March 31, 2006 and 2005 and the year ended June 30, 2005

(Notes 1 and 2)

Schedule G

	March 31, 2006				June 30, 2005			March 31, 2005
Item	Type and amount of foreign currency		Current Exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign Currency		Amount in local currency Pesos
Current Assets
Cash and banks
Cash and banks	U$S	2,271,167	3.042	8,277,789	U$S	4,199,223	11,955,188	U$S	6,121,003	17,610,125
Cash and banks	Rs	213	1,348	287	Rs	—	—	Rs
Investments:
Mutual funds	U$S	15,324	3.042	46,617	U$S	18,419,917	52,441,505	U$S	32,535,456	93,604,507
Interest from IRSA Convertible Notes 2007	U$S				U$S	—	—	U$S
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	U$S	844,953	3.082	2,604,146	U$S	373,509	1,078,320	U$S	1,144,404	3,338,226
Trade accounts receivable:
Trade accounts receivable	U$S	53,209	3.042	161,861	U$S	333,190	948,593	U$S	343,815	989,156
Other receivables:
Secured by mortgages	U$S	1,032,619	3.042	3,141,226	U$S	2,886,254	8,217,166	U$S	2,837,976	8,164,858
Guarantee deposits	U$S	512,116	3.042	1,557,857	U$S	939,597	2,675,032	U$S	678,333	1,951,565
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Cactus Argentina S.A	U$S	3,184	3.082	9,814		—	—		—	—
Others	U$S	15,922	3.082	49,071		—	—		—	—
Non-Current Assets
Other receivables
Secured by mortgages	U$S	2,713,488	3.042	8,254,430		—	—		—	—
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Alto Palermo S.A	U$S	222,906	3.082	686,996		—	—		—	—
IRSA Inversiones y Representaciones S.A.	U$S	57,319	3.082	176,656		—	—		—	—
Others	U$S	31,844	3.082	98,142		—	—		—	—
Investments:
IRSA Convertible Notes 2007
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
IRSA Inversiones y Representaciones S.A.	U$S	27,958,010	3.082	86,166,588	U$S	36,538,897	105,487,796	U$S	36,538,897	106,583,963

U$S	U$S	36,182,061		111,231,193	U$S	63,690,587	182,803,600	U$S	80,199,884	232,242,400

Rs	Rs	213		287		—	—		—	—

Total Assets				111,231,193			182,803,600			232,242,400

Current liabilities
Trade accounts payable:
Suppliers	U$S	3,172,589	3.082	9,777,918	U$S	2.279.505	6,580,931	U$S	789,295	2,302,374
Interest to be accrued	U$S	(88,335)	3.082	(272,250)	U$S	—	—	U$S
Accrual for other expenses	U$S	1,373,600	3.082	4,233,435	U$S	898.119	2,592,869	U$S	607,354	1,771,652
Loans:
Local banks	U$S	4,347,470	3.082	13,398,902	U$S	—	—	U$S
Accrued interest of Convertible Notes 2007	U$S	519,918	3.082	1,602,388	U$S	164.996	476,343	U$S	503,296	1,468,115
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	U$S	556,779	3.082	1,715,992	U$S	244.853	706,891	U$S	745,205	2,173,764
Directors	U$S	1,016	3.082	3,130	U$S	344	992	U$S	1,045	3,049
Other debts:
Security transactions payable	U$S	—		—	U$S	1.448.075	4,180,593	U$S	—	—
Advances from customers	U$S	—		—	U$S	711.881	2,055,200	U$S	2,704,559	7,889,200

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities

For the nine-month periods ended March 31, 2006 and 2005 and the year ended June 30, 2005

(Notes 1 and 2)

Schedule G

(continued)

	March, 31 2006				June 30, 2005			March 31, 2005
Item	Type and amount of foreign currency		Current Exchange rate Pesos	Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos	Type and amount of foreign currency		Amount in local currency Pesos
Non-current liabilities
Trade accounts payable
Accrual for other expenses	U$S	318,437	3.082	981,422		—	—		—	—
Loans:
Convertible Notes 2007	U$S	17,203,932	3.082	53,022,519	U$S	15.869.642	45,815,657	U$S	16,177,382	47,189,423
Subsidiaries, related companies Law 19,550 Article 33 and related parties:
Shareholders	U$S	18,422,078	3.082	56,776,844	U$S	24.223.922	69,934,463	U$S	23,953,025	69,870,974
Directors	U$S	33,600	3.082	103,555	U$S	33.980	98,100	U$S	33,600	98,011

Total Liabilities	U$S	45,861,083		141,343,855	U$S	45,875,317	132,442,039		45,514,761	132,766,562

U$S: US dollars

Rs: Brazilian Reais

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550

For the nine-month periods ended March 31, 2006 and 2005

(Notes 1 and 2)

Schedule H

	Total March 31, 2006	Operating Expenses					Expenses		Total March 31, 2005 Pesos
Items		Total Pesos	Crops Pesos	Beef cattle Pesos	Milk Pesos	Others Pesos	Selling Pesos	Administrative Pesos
Directors’ fees	185,724	—	—	—	—	—	—	185,724	90,169
Fees and payments for services	1,697,965	244,258	1.669	166,304	76,285	—	—	1,453,707	821,909
Salaries and wages	4,760,445	2,397,820	591,875	1,193,046	612,899	—	—	2,362,625	3,951,604
Social security taxes	841,572	394,419	227,132	136,133	31,154	—	—	447,153	692,528
Taxes, rates and contributions	449,550	356,365	235,233	73,092	47,974	66	—	93,185	359,689
Gross sales taxes	393,564	—	—	—	—	—	393,564	—	371,920
Office and administrative expenses	573,153	—	—	—	—	—	—	573,153	434,254
Bank commissions and expenses	8,939	8,939	6,599	1,822	504	14	—	—	8,572
Depreciation of fixed assets	3,122,307	2,886,713	1,797,646	687,365	393,548	8,154	—	235,594	2,234,423
Vehicle and traveling expenses	534,510	347,816	164,379	168,261	12,456	2,720	—	186,694	437,062
Spare parts and repairs	1,302,349	1,302,349	720,895	476,156	105,298	—	—		984,699
Insurance	198,754	39,297	19,622	14,704	1,305	3,666	—	159,457	184,651
Benefits to employees	277,068	176,403	54,895	112,979	8,529	—	—	100,665	256,889
Livestock expenses (1)	8,856,972	8,259,968	—	8,259,968	—	—	597,004	—	10,298,720
Dairy farm expenses (2)	2,264,870	2,264,870	—	—	2,264,870	—	—	—	896,496
Agricultural expenses (3)	15,554,087	10,867,378	10,867,378	—	—	—	4,686,709	—	11,104,307
Silo expenses	24,950	24,950	24,950	—	—	—	—	—	97,032
General expenses	437,695	437,695	234,103	184,115	16,258	3,219	—	—	253,154

Total at March 31, 2006	41,484,474	30,009,240	14,946,376	11,473,945	3,571,080	17,839	5,677,277	5,797,957	—

Total at March 31, 2005	—	25,370,044	11,322,950	12,561,709	1,459,122	26,263	3,760,424	4,347,610	33,478,078

(1)	Includes cattle food and additives, lodging, animal health and others.
(2)	Includes cattle food and additives, animal health and others.
(3)	Includes seeds, agrochemicals, irrigation, services hired, leases and others.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATIONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.	Other Receivables and prepaid expenses without a due date at March 31, 2006.

	Other Receivables Pesos	Law No. 19,550 Section 33
		AGRO URANGA	FYO	CACTUS	IGSA	IRSA	ACER
		Others Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos	Other Receivables Pesos
Current	101,272	160,609	23,603	370,781	—	—	—
Non- current	6,457,454	—	—	—	1,257,743	176,656	364,917

b.	Trade Accounts Receivable and other receivables to fall due at March 31, 2006

	Trade Accounts Receivables $	Law No. 19,550 Section 33		Other Receivables $	Law No. 19,550 Section 33
		FYO	Cactus		IRSA	CACTUS	ACER
		Trade Accounts Receivable	Trade Accounts Receivable		Other Receivable	Other Receivable	Other Receivable
		$	$		$	$	$
06/30/06	5,676,093	757,729	38,921	5,467,041	1,331	—	14,398
09/30/06	—	—	—	2,713,837	—	—	—
12/31/06	—	—	—	7,522,095	—	—	—
03/31/07	—	—	—	427,389	—	—	—
06/30/07	—	—	—	—	—	2,944	—
09/30/07	—	—	—	2,170,454	—	2,944	—
12/31/07	—	—	—	—	—	2,944	—
03/31/08	—	—	—	427,389	—	2,944	—
06/30/08	—	—	—	—	—	2,944	—
09/30/08	—	—	—	2,170,455	—	2,944	—
12/31/08	—	—	—	—	—	1,964	—
09/30/09	—	—	—	1,743,066	—	—	—
09/30/10	—	—	—	1,743,066	—	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

4.	CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts at March 31, 2006.

b.	Debts without a due date at March 31, 2006.

	Trade Payables Pesos	Loans Pesos	Taxes Payable Pesos	Allowances Pesos
Current	—	20,615,670	—	—
Non- current	981,422	—	49,600,797	68,243

c.	Debts to fall due at March 31, 2006

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33		Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos
		IGSA	CACTUS
		Trade Accounts Payable	Trade Accounts Payable
		Pesos	Pesos
06/30/06	13,447,955	147,642	415,222	3,321,510	295,633	1,659,998	2,653,212
09/30/06	7,277,500	—	—	13,398,902	588,579	—	—
12/31/06	—	—	—	—	—	—	—
03/31/07	—	—	—	—	174,524	—	—
12/31/07	—	—	—	109,201,097	—	—	—

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

5.	CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33		Other Receivables Pesos	Law No. 19,550 Section 33
		FYO	Cactus		IRSA	ACER	AGRO URANGA	IGSA	FYO	Cactus
		Trade accounts receivable	Trade accounts receivable		Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
		Pesos	Pesos		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
In Pesos	5,514,232	757,729	38,921	17,155,796	1,331	379,315	160,609	1,257,743	23,603	380,595
In Dollars	161,861	—	—	13,787,722	176,656	—	—	—	—	9,814

b.	All accounts receivable and other receivables are not subject to adjustment provisions.

c.

	Trade Accounts Receivable Pesos	Law No. 19,550 Section 33			Other Receivables	Law No. 19,550 Section 33
		IGSA	FYO	Cactus		IGSA	FYO	ACER	AGRO URANGA	IRSA	Cactus
		Trade Accounts Receivable				Other Receivables
		Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos	Pesos
Outstanding balances accruing interests	—	—	—	—	11,710,249	1,229,194	—	362,208	—	—	360,967
Outstanding balances not accruing interests	5,676,093	—	757,729	38,921	19,233,269	28,549	23,603	17,107	160,609	177,987	29,442

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33		Loans Pesos	Salaries and Social security Payables Pesos	Taxes Payables Pesos	Other debts Pesos	Provisions Pesos
		IGSA	Cactus
		Trade Accounts Payables	Trade Accounts Payables
		Pesos	Pesos
In Pesos	6,986,352	147,642	415,222	19,913,849	1,058,735	51,260,795	2,653,212	68,243
In Dollars	14,720,525	—	—	126,623,330	—	—	—	—

b.	All debts outstanding are not subject to adjustments provisions

c.

	Trade Accounts Payable Pesos	Law No. 19,550 Section 33		Loans Pesos	Salaries and Social Security Payable Pesos	Taxes Payable Pesos	Other Debts Pesos	Provisions Pesos
		IGSA	Cactus
		Trade Accounts Payable	Trade Accounts Payable
		Pesos	Pesos
Outstanding debts accruing Interests	6,552,112	—	—	143,917,490	—	—	—	—
Outstanding debts not accruing interests	15,154,765	147,642	415,222	2,619,689	1,058,735	51,260,795	2,653,212	68,243

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of March 31, 2006 are described in captions 4 and 5 above.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

At March 31, 2006 there were advance payments to directors for Ps.124,000, and there were no receivables due from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a period in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers.

b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c. Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine (revista Márgenes Agropecuarios).

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the depreciations with the income of the Company.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements

(Continued)

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured Pesos	Account Value Pesos
Buildings, machinery, silos and furniture	Theft, fire and technical insurance	61,132,601	31,878,368
Vehicles	Theft, fire and civil and third parties liability	1,613,100	769,717

16.	CONTINGENCIES

At March 31, 2006 there are no contingent situations that have not been accounted for.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 10 to the Financial Statements.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight

Buenos Aires, May 11, 2006 - Cresud S.A.C.I.F. y A. (Nasdaq: CRESY – BCBA: CRES), one of the leading agricultural companies in Argentina, announced today its results for the nine-month period of fiscal year 2006, ended March 31, 2006.

The results for the nine-month period of 2006 showed a net profit of Ps. 23.4 million compared to the Ps. 62.2 million profit for the same period the previous fiscal year.

The decrease in the net result is mainly due to: (i) a decrease in results from our ownership interests in related companies, (ii) a reduction in results from the sale of previously acquired Convertible Bonds, and (iii) a reduction in results from livestock holdings compared to those for the same period the previous year.

Consolidated net sales for the period were Ps. 68.8 million, 38% higher than consolidated net sales for the same period the previous fiscal year, mainly due to increases in the sales of crops and milk for the nine-month period of fiscal year 2006.

Gross profit for the nine-month period of fiscal year 2006 was Ps. 18.8 million compared to Ps. 12.4 million gross profit for the same period the previous year.

This rise in gross profit is due to an increase in the sales of crops and milk, in addition to an increase in average prices per ton and per liter, compared to the same period the previous fiscal year.

There was also an increase in the production of milk as a result of the start-up of production activities in the new dairy facilities in our El Tigre farm. The production of milk rose by 122% compared to the same period the previous fiscal year, with a highly positive impact on the margin of the segment.

Operating results for the period ended March 31, 2006 were a Ps. 18.7 million profit, compared to the Ps. 20.7 million profit for the same period the previous fiscal year.

Results from related companies were a Ps. 11.5 million profit, mainly due to our ownership share in IRSA Inversiones y Representaciones S.A. as of March 31, 2006.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Summary of operations

Crops

Crop sales totaled Ps. 31.6 million for the period, compared to Ps. 15.0 million crop sales for the previous period. Crops sales amounted to 94,993 tons at an average price per ton of Ps. 333 compared to 45,531 tons sold at an average price of Ps. 330 during the same period the previous fiscal year.

At March 31, 2006, wheat harvests had finished with yields way above expectations. At that date, we harvested 92% of the area sown with sunflower, while corn amounted to 26% and soybean to 19%.

Our crop stock as of the end of the nine-month period totaled 41,729 tons, of which 17,859 correspond to wheat, 7,629 correspond to corn and 8,081 to soybean.

In the period ended March 31, 2006 gross profit in this segment was Ps. 9.1 million compared to a profit of Ps. 3.3 million for the same period the previous fiscal year. Gross profit in this segment rose as a result of the boost in crop sales and an overall increase in the price of crops. In turn, at the close of the period accumulated stocks were favored by an increase in real terms in the average prices of the different crops.

In the current season, our agricultural activities extend over a surface area of 37,022 hectares, 17,004 of which are leased from third parties. The total number of hectares devoted to agricultural activities has risen by 1,174 compared to the previous year, mainly as a result of the acquisition of the “El Invierno” farm, which added to the number of own hectares in operation, and of the increase in land leased from third parties.

Beef Cattle

At March 31, 2006, the Company had a 92,773-head cattle stock, slightly lower than for the same period the previous year, with a total surface area devoted to beef cattle activities of 129,946 hectares.

Beef cattle sales decreased by 7.7% compared to the previous fiscal year, from Ps. 27.1 million at March 31, 2005 to Ps. 25.0 million at March 31, 2006. During the nine-month period of the current fiscal year, sales totaled 10,839 tons, whereas for the same period of fiscal year 2005 the tons sold had amounted to 13,078, i.e., a 17.1% reduction.

Gross profit in the beef cattle segment was Ps. 4.3 million, compared to Ps. 5.0 million for the same period of the previous fiscal year. This drop in the business unit’s gross profit is mainly due to the drop in sales, as a result of a reduction in the production of beef cattle.

Beef cattle production was 7,759 tons, showing a 9% decrease compared to the previous fiscal year. This variation was due to a decrease in cattle stock derived from the sale of two farms and the effects of the drought that particularly impacted our farming establishment in the province of Catamarca.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

During the first three months of 2006, upward trends in the international prices of beef cattle intensified as a result of sustained demand (caused by the increase in the purchasing power of developing economies and higher consumption of red meat to the detriment of white meat) and of limited supply (derived from the restrictions arising from the requirements imposed by the health authorities on the main suppliers). These pressures fed local inflationary expectations, as a result of which the Argentine Government had to take the measures necessary to increase production in the area, such as a ban on exports and restrictions upon the minimum weight of cattle to be slaughtered.

Milk

Milk production increased by 122% in the nine-month period, from 4.9 million liters at March 31, 2005, to 10.9 million liters at March 31, 2006.

Gross profit in this segment at March 31, 2006 was Ps. 2.5 million, 121% higher than the profit for the same period of the previous year, as a result of the increase in production due to the start-up in activities at the “El Tigre” farming establishment and an increase in the average price per liter of milk, which went up from Ps. 0.45 to Ps. 0.54.

The “El Tigre” dairy farm, equipped with state-of-the-art technology, started to operate on March 1, 2005. This dairy farm can process 2,000 heads and its production capabilities can deliver up to 32,000 liters of milk per day. Forecasts for this business segment estimate yields even higher than those projected for the agricultural segment. The investment required by this project was US$ 1.0 million.

At present, the Company has another dairy farm in La Juanita, whose feeding system is mainly pasture-based. This feeding system implies lower costs.

The milk business in Argentina has undergone major oscillations in recent decades: there was sustained growth until 1999 and afterwards, as a direct consequence of the economic crisis in 2001, there was a major drop in production. At present, thanks to increasingly attractive prices, the segment has become an interesting alternative again and the quantities of dairy products exported in 2005 have reached record high levels. This change in the trend seems to be strengthening in the first quarter of 2006, during which dairy exports increased by 26% in terms of tons and by 30% in US dollars compared to the same period in 2005.

Feed Lot

In the nine-month period ended March 31, 2006, the Company’s Feed Lot, a 170-hectare establishment located in the province of San Luis, in which the Company owns a 50% interest through Cactus Argentina S.A., continued to play a key role in our company’s cattle beef production which helped strengthen growth in the segment. The number of livestock head produced at Cresud’s farming establishment and finished at Cactus’ pens produced high volumes of beef demanded by export markets. Given the high level of efficiency delivered by the use of feed lots, animals are finished with higher weights at younger ages.

In the nine-month period ended March 31, 2006, Cactus Argentina S.A.’s gross profit was Ps. 1.0 million, i.e. 41% higher than the profit for the same period for the prior fiscal year. The net result for the period was a Ps. 0.3 million profit compared to a Ps. 0.2 million loss for the period ended March 31, 2005. This result was

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

mainly favored by the quantity of food sold to feed animals for exporting purposes (of higher weight) and to the increased profitability yielded by Cactus Argentina S.A.’s own animals. Additionally, the price of corn remained at reasonable values for use as the basic diet for animals.

Feed-lot animals yield consistently standard-end products, therefore buyers obtain high quality, which facilitates trading activities, increases prices and enhances access to the European market.

Prospects for the coming period anticipate an uncertain situation brought about by the measures applied by the Argentine Government as regards recovery in exports. Such scenario leaves beef cattle producers puzzled, and they are likely to adopt a passive attitude as regards beef production. The Argentine beef-cattle plan recently published has good action potential and should it be complied with, there would be a substantial improvement in the beef-cattle business in Argentina.

Development of marginal lands

We believe that the potential of the segment lies on the development of marginal land, as has been the case in various countries worldwide. With the help of state-of-the-art technology we can obtain yields similar to, and returns better than, those in the core areas.

During the nine-month period ended March 31, 2006, the development efforts at our “Los Pozos” farm in the province of Salta contemplated by the second module were completed. “Los Pozos” is a farming establishment, with a surface area of 20,000 hectares for livestock production purposes and it is currently operational. In addition, during the quarter, the Secretariat of the Environment and Sustainable Development of the Province of Salta approved the development project contemplated by the third module of the farming establishment and consisting in the development of a further 40,000 hectares for livestock purposes.

Additionally, development efforts for agricultural purposes started in the first 5,000 hectares destined to farming activities at Agropecuaria Cervera S.A., located in the Province of Salta. This project, consisting in a total surface area of 35,000 hectares, has been approved by the Secretariat of the Environment and Sustainable Development of the Province of Salta.

At March 31, 2006 Cresud’s own land reserves amounted to 258,477 hectares which had been acquired at very low prices. The development of these areas, accompanied by technological breakthroughs will contribute to an appreciation in the value of land which will in turn imply significant gains for the Company.

Investments in Other Companies

On December 27, 2005, Cresud and its subsidiary IGSA bought 100% of the shares in Agropecuaria Cervera S.A. (ACER) pursuant to a swap agreement. ACER has, among other assets and rights, the concession of the start-up of production activities in the framework of a comprehensive development project that comprises biological, economic and social aspects over various properties in the Anta department, province of Salta. ACER has been duly authorized to carry out a major agriculture, livestock and forestry project.

In consideration for this swap, Cresud transferred 3.6 million Convertible Bonds which may be converted into ordinary shares, issued by IRSA Inversiones y Representaciones S.A. and paid Ps. 0.96 million, while IGSA paid Ps. 0.1 million and US$ 0.7 million.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Expansion to Brazil: BrasilAgro – Companhia Brasileira de Propiedades Agrícolas

Subsequent to the close of the nine-month period ended March 31, 2006, the Brazilian Securities Exchange Commission approved a placement by public subscription of a total amount of Reais 432.0 million, equivalent to 432,000 common, book-entry shares at a price of Reais 1,000 per each BrasilAgro’s share. These shares were placed in conjunction with Banco de Investimentos Credit Suisse (Brasil) S.A. in the Brazilian market by applying investment mechanisms regulated by control authorities and with sales efforts abroad, all of it in compliance with the US Securities Act of 1933 and other regulations established by the Securities and Exchange Commission.

In addition, as is customary in the Brazilian market, BrasilAgro held an option to increase the amount of the issue by 20% and Credit Suisse, the investment bank, held another option to increase it by 15% (Green shoe). Given the excess demand resulting from the placement, both BrasilAgro and Credit Suisse exercised said options increasing the placement to 583,200 shares, equivalent to Reais 583.2 million, which were fully placed.

BrasilAgro’s shares started to be listed in Novo Mercado of the Brazilian Stock Exchange (BOVESPA) with the symbol AGRO3 on May 2, in compliance with Brazil’s highest standards in terms of corporate governance.

In addition to the funds originally contributed, Cresud made contributions during the offer for a total amount of Reais 42.4 million (approximately US$ 20.6 million). As from the time such contribution was made, Cresud now holds a total amount of 42,705 shares, equivalent to 7.3% of BrasilAgro’s stock capital.

As compensation for having founded the Company, Cresud received 104,902 purchase options to subscribe additional BrasilAgro shares for 15 years at no cost and at the same price as that bid in the initial public offering, i.e., Reais 1,000 adjusted by the IPCA inflation index. Should it decide to exercise such option, Cresud might acquire 59,726 additional shares, thereby becoming the holder of 14.1% of BrasilAgro’s diluted capital stock.

BrasilAgro’s founding shareholders include Cresud, Cape Town, Tarpon Investimentos, Tarpon Agro, Agro Managers and Agro Investment.

Cape Town is a company whose sole shareholder is Mr. Elie Horn, the Chairman of Cyrela Brazil Realty, one of the leading Real Estate companies in Brazil. Tarpon has vast experience in managing financial resources and it specializes in variable income. Agro Managers and Agro Investment are investment vehicles used by persons related to Cresud.

On March 24, 2006, Cresud entered into a shareholder agreement with Mr. Elie Horn and Tarpon whereby stipulations were agreed including that both parties should have a joint vote at Shareholders’ Meetings and that both parties have a preemptive right to acquire shares held by the other party.

BrasilAgro’s board of directors is made up by nine members. Cresud, in its position as founder of the company, appointed three members, Tarpon and Cape Town appointed three more and additionally, the company has three independent directors.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

BrasilAgro was created for the purpose of replicating Cresud’s business in Brazil. The Company shall be involved mainly in four business lines while keeping its focus on Real Estate for farming purposes: (i) Sugar Cane, (ii) Grains and cotton, (iii) Forestry and (iv) Cattle-beef.

On March 15, 2006 BrasilAgro yearly entered into a consulting agreement with Parana Consultora de Investimentos. Parana shall supply consultancy services as to the purchase and sale of farming establishments, transactions in capital markets, hedging policies and mergers and acquisitions, among other issues.

In consideration for its services, Parana shall receive from BrasilAgro a yearly compensation equivalent to 1% of BrasilAgro’s subscribed capital.

Parana’s shareholders include Tarpon, with a 50% interest, Consultores Asset Management with a 37.5% interest and Alejandro Elsztain with a 12.5% interest.

Additionally, this transaction is our Group’s return into the capital markets for the purpose of expanding our businesses once again and diversifying our portfolio at the international level.

In order to finance the investment in Brazil, on May 2, 2006, Cresud obtained a US$ 8 million loan from Credit Suisse, for a term of 30 months, accruing interest at the 3-month LIBOR plus 375 basis points. The loan mentioned has been secured through a repo transaction with IRSA’s Convertible Notes for a total of US$ 10 million. Additionally, to complete its investment, Cresud used short-term loans and its own funds.

Internet

The Company holds a 70% equity interest in Fyo.com, an Internet site. Fyo.com’s position as leader in the farming sector continues to strengthen on the basis of the broad range of business services offered to the sector and Fyo.com’s role in direct sales of supplies and crop brokerage services.

At present, Futuros y Opciones.com S.A. has a database of over 40,000 users and more than 5,000 farmers authorized to carry out business. The strategy implemented consists in focusing on business services to farmers by leveraging on Cresud’s experience and operating capacity in the business, with Fyo.com being the link with customers.

During the period ended March 31, 2006, Futuros y Opciones.com S.A. posted sales for Ps. 1.8 million, 130% higher than the sales for the same period of the previous fiscal year. Net results for the period were a Ps. 0.45 million loss, 25% higher than the Ps. 0.37 million loss for the same period in fiscal 2005.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Principal indicators for the nine-month periods

ended March 31, 2006 and 2005:

	nine-month period ended March 31, 2006	nine-month period ended March 31, 2005%
Sales (volume)
Wheat (tons)	9,685	6,307	54%
Corn (tons)	53,364	26,407	102%
Sunflower (tons)	1,810	1,133	60%
Soybean (tons)	26,674	10,682	150%
Other (tons)	3,460	1,002	245%

Total Crops (tons)	94,993	45,531	109%

Beef (tons)	10,839	13,078	-17%
Milk (Thousands of liters)	10,864	4,897	122%

Production
Wheat (Tons)	21,615	23,747	-9%
Corn (Tons)	11,299	17,018	-34%
Sunflower (Tons)	7,118	4,825	48%
Soybean (Tons)	9,017	4,931	83%
Beef (Tons)	7,759	8,480	-9%
Milk (Thousands of liters)	10,864	4,897	122%

Operated surface area (in hectares)
Crops Owned farms	20,018	19,706	2%
Leased farms	17,004	16,142	5%
Beef Owned farms	97,299	126,964	-23%
Leased farms	32,647	—
Dairy Owned farms	1,505	1,583	-5%
Land reserves (in hectares)	258,477	263,177	-2%

Surface area under irrigation	3,750	3,929	-5%

Storage capacity (tons)	18,000	12,660	42%

Total head of cattle	92,773	93,880	-1%
Dairy farm stock (heads)	5,729	4,121	39%
Milking cows (heads)	3,307	1,875	76%

Note: This table does not include Agro-Uranga (35.72% of 8,299 hectares) or Agropecuaria Cervera S.A. (99.99% of 160,000 hectares under a concession agreement).

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Results from IRSA Inversiones y Representaciones S.A.

The result derived from our equity interest in IRSA Inversiones y Representaciones (NYSE: IRS – BCBA: IRSA) showed a Ps. 40.9 million profit in the nine-month period compared to a Ps. 78.2 million profit at March 31, 2005.

This decrease in IRSA’s net profit is mainly explained by: (i) the financial losses resulting from lower income from financial transactions and the depreciation of the peso against the dollar; and (ii) a decrease in the income generated by related companies.

IRSA is Argentina’s leading real estate company with a fully diversified portfolio of properties. IRSA participates in the following business segments:

•	Office rental with more than 97,070 m2 for lease of premium offices.

•	Operation of Shopping Centers through its 61.62% equity interest in Alto Palermo S.A. (APSA) (Nasdaq: APSA, BCBA: APSA). APSA is one of the leading operators of shopping centers in Argentina and owns or has majority interests in 9 shopping centers with 210,267 m2 of Gross Leaseable Area.

•	Holding and operation of luxury hotels through its equity interest in 3 five-star hotels.

Besides, IRSA owns residential properties for sale and land reserves for current and future developments valued at Ps. 401.0 million.

Additionally, IRSA has an 11.76% ownership interest in Banco Hipotecario, the leading Argentine mortgage bank whose net worth amounts to Ps. 2,281 million. This amount has been calculated in accordance with the regulations of the Argentine Central Bank on the basis of temporary amounts as at the time of issuance of IRSA’s financial statements at March 31, 2006, Banco Hipotecario S.A. had not yet completed the issuance and approval of its financial statements.

IRSA’s total consolidated assets amount to Ps. 2,632.1 million and its net worth amounts to Ps. 1,340.8 million.

At March 31, 2006, the amount of outstanding Convertible Bonds and warrants was US$ 49.89 million and 56.20 million, respectively. Outstanding shares at that date were 384,301,777.

At March 31, 2006, our equity interest in IRSA amounted to 22.6% of its total outstanding shares. In addition, our holdings of Convertible Bonds issued by IRSA amount to US$ 28.0 million. These Convertible Bonds bear an option to purchase additional shares in IRSA. Should the option and conversion rights be exercised on an equal footing with all remaining bondholders, Cresud would become the owner of 34.3% of IRSA’s capital stock. Our ownership interest in IRSA is currently valued by application of the proportional equity method.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

Other relevant highlights

Reduction of debt due to the conversion of notes and exercise of Warrants

As of the date of this report, Cresud’s indebtedness resulting from the issuance of Convertible Notes diminished by US$ 15,001,119, from the US$ 50,000,000 originally issued, as a result of the conversions received.

In addition, as of the date this report, a total amount of 12,022,188 Warrants have been exercised, which generated income for the company in the amount of US$ 14.4 million.

Therefore, after giving effect to all the conversions received and warrants exercised, the amount of Convertible Notes outstanding as of the date of this report is US$ 34,998,881 and the amount of outstanding warrants is 37,977,812. The amount of shares issued was 53,216,362, which raised the company’s total outstanding shares to 177,500,754.

At March 31, 2006, the Company’s holdings in IRSA’s Convertible Notes amounted to US$ 28.0 million. The interest rate accrued by these notes is the same as that accrued by the bonds issued by Cresud. During this period Cresud converted 5.0 million IRSA Convertible Notes and subsequent to March 31, 2006, it converted a further 16.0 million Convertible Notes thereby increasing its interest to 28.1%.

The following is a detail of the past, present and potential situation of the Convertible Notes issued on November 14, 2002 under the laws of the State of New York at an 8% interest rate (payable on a half-yearly basis) maturing on November 14, 2007 and convertible at a price of US$ 0.5078 per share of 1.00 par value (1.9693 shares for each Convertible Notes). The Convertible Notes also have a warrant attached that allows its holder to purchase 1.9693 shares of $1.00 par value at a price of US$ 0.6093 each per Convertible Notes.

Note: Total conversion refers to a situation in which all the holders of Convertible Notes exercise their right to convert the bonds into shares and all the options granted by the warrants.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Business Highlight (continued)

On April 28, 2006, the Company received a notice from its shareholder Inversiones Financieras del Sur S.A. (“IFISA”) to the effect that IFISA will deposit in advance the sum of US$ 7,000,000 in connection with its future exercise of 5,833,908 warrants on the following warrant exercise date, i.e., on June 30, 2006. Upon exercise of the warrants IFISA will receive 11,488,593 common shares that will be converted into 1,148,859 ADRs.

Financial Indebtedness

On May 2, 2006, the Company entered into a loan agreement with Credit Suisse for US$ 8 million, for a term of 30 months, accruing interest at the 3-month LIBOR plus 375 basis points. The loan mentioned has been secured through a repo transaction with IRSA’s Convertible Notes for a total of US$ 10 million. The proceeds have been fully applied to the subscription of BrasilAgro’s shares.

Perspectives for the coming quarter

Prospects for the coming quarter are quite encouraging: the prices of commodities continue to be very firm and therefore we expect an increase in our profitability.

The last quarter of the year has the biggest impact on the agricultural industry as it is during this quarter that a major part of the soybean and corn crops are harvested. The conditions of both crops is as of the date of this release within budget, although we estimate a loss ranging from 5% to 10% of the corn crops as a result of the droughts sustained, but which will be offset by increased prices.

As regards the beef cattle market, we expect a stepwise re-opening of exports which will have a positive impact on the business.

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Comparative Shareholders’ Equity Structure

	As of March 31, 2006 Pesos	As of March 31, 2005 Pesos	As of March 31, 2004 Pesos	As of March 31, 2003 Pesos	As of March 31, 2002 Pesos
Current Assets	95,246,431	188,277,107	71,848,921	85,739,891	75,335,253
Non-current Assets	685,867,345	585,070,271	535,380,505	499,909,690	331,896,268

Total Assets	781,113,776	773,297,378	607,229,426	585,649,581	407,231,521

Current Liabilities	66,129,331	77,617,888	17,203,291	31,674,759	57,134,600
Non-current Liabilities	161,296,345	151,406,556	148,454,671	171,168,755	12,860,198

Total Liabilities	227,425,676	229,024,444	165,657,962	202,843,514	69,994,798

Minority Interest	320,465	355,930	47,619	254,380	278,237

Shareholders’ Equity	553,367,635	543,917,004	441,523,845	382,551,687	336,958,486

	781,113,776	773,297,378	607,229,426	585,649,581	407,231,521

Comparative Income Structure

	As of March 31, 2006 Pesos	As of March 31, 2005 Pesos	As of March 31, 2004 Pesos	As of March 31, 2003 Pesos	As of March 31, 2002 Pesos
Operating income (loss)	18,674,288	20,652,074	14,757,585	22,529,248	(1,057,380)
Financial and holding gain (loss)	15,219,507	64,170,364	107,388	(17,028,158)	(46,798,459)
Other income and expenses and income from related companies	10,123,676	17,545,204	3,432,833	64,022,388	(200,982)
Management fees	(2,600,512)	(6,905,699)	(1,138,846)	(4,887,308)	—

Operating net income (loss)	41,416,959	95,461,943	17,158,960	64,636,170	(48,056,821)
Income Tax	(18,176,414)	(33,420,169)	(7,068,447)	(7,526,874)	(1,386,034)
Minority Interest	136,482	109,521	159,091	176,376	255,490

Net Income (loss)	23,377,027	62,151,295	10,249,604	57,285,672	(49,187,365)

Production volume

	For the Three-month period ended March 31, 2006	Accumulated July 1, 2005 to March 31, 2006	For the Three-month period ended March 31, 2005	Accumulated July 1, 2004 to March 31, 2005	For the Three-month period ended March 31, 2004	Accumulated July 1, 2003 to March 31, 2004	For the Three-month period ended March 31, 2003	Accumulated July 1, 2002 to March 31, 2003	For the Three-month period ended March 31, 2002	Accumulated July 1, 2001 to March 31, 2002
Beef Cattle (in Kgs.)	4,441,986	8,974,090	2,492,476	8,480,476	3,364,013	8,475,050	2,480,263	7,986,199	4,282,224	9,531,779
Butyraceous (in Kgs.)	110,820	397,149	49,490	175,086	49,984	185,179	44,113	157,801	36,763	189,825
Crops (in quintals) *	351,735	522,413	308,221	532,601	185,386	325,436	274,577	349,321	321,151	532,285

*	One quintal equals one hundred kilograms

Eduardo S. Elsztain Chairman

Cresud Sociedad Anónima, Comercial,

Inmobiliaria, Financiera y Agropecuaria

Sales volume

	For the Three- month period ended March 31, 2006	Accumulated July 1, 2005 to March 31, 2006	For the Three- month period ended March 31, 2005	Accumulated July 1, 2004 to March 31, 2005	For the Three- month period ended March 31, 2004	Accumulated July 1, 2003 to March 31, 2004	For the Three- month period ended March 31, 2003	Accumulated July 1, 2002 to March 31, 2003	For the Three- month period ended March 31, 2002	Accumulated July 1, 2001 to March 31, 2002
Beef Cattle (in Kgs.)	3,228,274	10,838,907	4,125,490	13,078,115	4,229,517	10,645,720	2,478,953	7,334,778	3,458,221	12,989,747
Butyraceous (in Kgs.)	110,820	397,149	49,490	175,086	49,984	185,179	44,113	157,801	36,763	189,825
Crops (in quintals) *	86,461	949,929	136,257	455,315	154,306	389,377	173,570	884,990	330,730	837,519

*	One quintal equals one hundred kilograms

Local Market

	For the Three- month period ended March 31, 2006	Accumulated July 1, 2005 to March 31, 2006	For the Three- month period ended March 31, 2005	Accumulated July 1, 2004 to March 31, 2005	For the Three- month period ended March 31, 2004	Accumulated July 1, 2003 to March 31, 2004	For the Three- month period ended March 31, 2003	Accumulated July 1, 2002 to March 31, 2003	For the Three- month period ended March 31, 2002	Accumulated July 1, 2001 to March 31, 2002
Beef Cattle (in Kgs.)	3,228,274	10,838,907	4,125,490	13,078,115	4,229,517	10,645,720	2,478,953	7,334,778	3,458,221	12,989,747
Butyraceous (in Kgs.)	110,820	397,149	49,490	175,086	49,984	185,179	44,113	157,801	36,763	189,825
Crops (in quintals) *	86,461	949,929	136,257	455,315	154,306	389,377	173,570	884,990	330,730	837,519

*	One quintal equals one hundred kilograms

Exports

There were no exports (foreign trade) in the last five fiscal years.

Ratios

	As of March 31, 2006 Pesos	As of March 31, 2005 Pesos	As of March 31, 2004 Pesos	As of March 31, 2003 Pesos	As of March 31, 2002 Pesos
Liquidity	1.440	2.425	4.176	2.707	1.319
Solvency	2.433	2.375	2.665	1.886	4.814
Non-current assets to assets	0.878	0.757	0.882	0.854	0.815
Return on Equity	0.043	0.123	0.025	0.162	(0.139)

Eduardo S. Elsztain Chairman

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Cresud Sociedad Anónima Comercial,

Inmobiliaria, Financiera y Agropecuaria

1.	We have reviewed the balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2006 and 2005, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2006 and 2005 and the complementary notes 1 to 19 and schedules A, C, E, F, G and H. Furthermore, we have reviewed the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria, which are presented as complementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution N° 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters, It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2005 and 2004, on which we issued our unqualified report dated September 8, 2005, we report that:

a)	The financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at March 31, 2006 and 2005 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2005.

4.	In accordance with current regulations, we report that:

a)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, within the field of our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements; that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2006, the debt accrued of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to $ 95.068,88 which is not yet due.

Autonomus City of Buenos Aires, May 11, 2006

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 1 Dr. Andrés Suarez Public Accountant (UBA) C.P.C.E. Ciudad Autónoma de Buenos Aires Tomo 245 - Folio 61

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

By:	/S/ Eduardo S. Elsztain
Name:	Eduardo S. Elsztain
Title:	Chairman of the Board of Directors

Dated: May 29, 2006